# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

# SCHEDULE 13E-3

**RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934**

# THE ARISTOTLE CORPORATION
(Name of the Issuer)

**LRTA, INC.
GENEVE CORPORATION
NASCO HOLDINGS, INC.
SIC SECURITIES CORP.**
(Name of Persons Filing Statement)

**Common Stock, Par Value $0.01 Per Share**

**Series I Preferred Stock, Par Value $0.01 Per Share**
(Title of Class of Securities)

**040448201**
(CUSIP Number of Common Stock)

**040448300**
(CUSIP Number of Series I Preferred Stock)

**H. William Smith, Esq.
LRTA, Inc.
Geneve Corporation
Nasco Holdings, Inc.
SIC Securities Corp.
96 Cummings Point Road
Stamford, Connecticut 06902
(203) 358-8000**
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

*With a copy to:*
**Abbe Dienstag, Esq.
Zoe Leibowitz, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9280**

**NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

This statement is filed in connection with (check the appropriate box):

[  ] a.  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[  ] b.  The filing of a registration statement under the Securities Act of 1933.

[  ] c.  A tender offer.

[X] d.  None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies:  [   ]

Check the following box if this is a final amendment reporting the results of the transaction: [   ]

# CALCULATION OF FILING FEE

| Transaction Valuation* | Amount of Filing Fee |
|:---:|:---:|
| $16,415,558 | $915.99 |

---

\*    Calculated, for the purposes of determining the filing fee only, under the Securities Exchange Act of 1934. Assumes the purchase of 1,682,904 shares of Common Stock, par value $0.01 per share, and 1,022,798 shares of Series I Preferred Stock, par value $0.01 per share, of The Aristotle Corporation at $5.50 per share and $7.00 per share, respectively.

[  ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number,or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

**TABLE OF CONTENTS**

**SUMMARY TERM SHEET**

This summary and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the "going private" merger involving The Aristotle Corporation. ("Aristotle") and LRTA, Inc. Inc.("Acquisition Co."), how it affects you, what your rights are with respect to the merger as a stockholder of Aristotle and the position of the people listed on the cover of the Schedule 13E-3 above the caption "Name of Persons Filing Statement," who are referred to herein as the "Filing Persons," on the fairness of the merger to you.

**Purpose of the Merger (Page 6).**

Immediately prior to the mailing of this Transaction Statement on Schedule 13E-3 to Aristotle's public stockholders, Acquisition Co., a newly created Delaware corporation owned by Nasco Holdings, Inc., a majority-owned subsidiary of Geneve Corporation, SIC Securities Corp., an indirect wholly-owned subsidiary of Geneve, and Geneve (Geneve, Nasco Holdings and SIC Securities are, collectively, the "Geneve Entities") will own 90.6% of the outstanding shares of Common Stock of Aristotle upon the contribution of such shares of Common Stock by the Geneve Entities to Acquisition Co. The Geneve Entities currently intend to cause Acquisition Co. to merge with and into Aristotle, with Aristotle continuing as the surviving corporation, as a means of acquiring for cash all of the shares of Common Stock and Series I Preferred Stock of Aristotle not owned directly or indirectly by any of the Geneve Entities, and providing a source of liquidity to the public stockholders of those shares of Common Stock and Series I Preferred Stock. Immediately following the merger, the Geneve Entities will, collectively, own 100% of the capital stock of Aristotle.

**Principal Terms of the Merger.**

*The Merger (Pages 1 and 25).* Acquisition Co. is a recently formed company created by the Geneve Entities. (The Geneve Entities and Acquisition Co. are, collectively, the "Filing Persons" and each is a "Filing Person"). Nasco Holdings, Geneve and SIC Securities are currently the direct holders of 83.5%, 5.9% and 1.2%, respectively, of the outstanding shares of Common Stock. Each of the Geneve Entities plans to contribute all of the shares of Common Stock that it owns to Acquisition Co. immediately prior to the mailing of the Schedule 13E-3 to Aristotle's public stockholders. As a result of such contributions, Acquisition Co. will own 90.6% of the outstanding Aristotle Common Stock. Promptly following the expiration of the appraisal period provided for under Section 262 of the Delaware General Corporation Law (the "DGCL"), the Geneve Entities intend to cause Acquisition Co. to merge with and into Aristotle in a "short form" merger under Section 253 of the DGCL. However, the Geneve Entities are under no obligation to consummate the merger and could decide to withdraw from the transaction at any time before it becomes effective.

Acquisition Co. does not intend to enter into a merger agreement with Aristotle or to seek the approval of the directors or stockholders of Aristotle for the merger. Holders of Aristotle Common Stock (which constitutes the only class of capital stock of Aristotle that, in the absence of Section 253 of the DGCL, would be entitled to vote on the Merger) will not be entitled to vote their shares with respect to the merger. Geneve also owns 5.4% of the outstanding shares of Series I Preferred Stock, and Nasco Holdings and SIC Securities Corp. own, in the aggregate, 100% of the outstanding shares of Series J Preferred Stock of Aristotle.

*Merger Price (Page 1).* Upon the effectiveness of the merger, (i) each share of Common Stock (A) not owned by Acquisition Co. and (B) as to which appraisal rights have not been exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $5.50 in cash, without interest (the "Common Stock Merger Price") and (ii) each share of Series I Preferred Stock (A) not owned by any of the Filing Persons and (B) as to which appraisal rights have not been exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $7.00 in cash, without interest, plus accrued and unpaid dividends in cash to the effective date of the merger (the "Series I Preferred Stock Merger Price"); it is expected that, if declared, the regular semi-annual dividend of $.33 per share of Series I Preferred Stock would be paid on September 30, 2009 (to holders of record on or about _____2009) and that an approximate additional $__ per share will have accrued and been unpaid as of the effective date of the merger.

*Outstanding Shares of Aristotle Capital Stock; Ownership by Acquisition Co. (Pages 1, 5 and 22).* As of July 31, 2009, 17,962,875 shares of Common Stock, 1,081,427 shares of Series I Preferred Stock and 10,984,971 shares of Series J Preferred Stock were issued and outstanding. As of July 31, 2009, Aristotle had outstanding options to purchase 42,875 shares of Common Stock under its 2002 Employee, Director and Consultant Stock Plan and options to purchase 483,333 shares of Common Stock remaining available for grant under the 2002 Plan. Any options not exercised prior to the effective date of the merger will be cancelled and exchanged into the right to receive the Common Stock Merger Price less the option exercise price (and any applicable withholding taxes) (the "Option Payment"). As of July 31, 2009, (i) the Geneve Entities owned, in the aggregate, 16,279,961 (or 90.6% of the outstanding) shares of Common Stock; (ii) Geneve owned 58,629 (or 5.4% of the outstanding) shares of Series I Preferred Stock; and (iii) Nasco Holdings and SIC Securities owned, in the aggregate, 100% of the outstanding shares of Series J Preferred Stock.

*Payment for Shares of Common Stock and/or Series I Preferred Stock (Page 26).* Instructions for surrendering your stock certificates will be set forth in a Notice of Merger and a Letter of Transmittal, which will be mailed to stockholders of record of Aristotle within 10 calendar days following the effective date of the merger, and should be read carefully. Please do not submit your stock certificates before you have received these documents. See Item 4 "Terms of the Transaction" beginning on Page 25 of the Schedule 13E-3.

*Source and Amount of Funds (Page 30).* The total amount of funds expected to be required to effect the merger, including related fees and expenses, is estimated to be $16.6 million. The proceeds for the merger will come from internal funds of the Geneve Entities.

**The Filing Persons' Position on the Fairness of the Merger (Page 11).**

The Filing Persons have concluded that the merger is both substantively and procedurally fair to the public stockholders of Aristotle, based primarily on the following factors:

- The merger will enable the public stockholders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Common Stock at a premium of (i) approximately 11.3% to the last sales price of the Common Stock on the day one day prior to, (ii) approximately 17.7% to the last sales price of the Common Stock on the day one month prior to and (iii) approximately 20.8% to the last sales price on the day three months prior to, in each case, the date of the initial filing of the Schedule 13E-3.

- The merger will enable the public stockholders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Series I Preferred Stock at approximately the last sales price of the Series I Preferred Stock as of August 19, 2009, the last date on which the Series I Preferred Stock traded immediately prior to the initial filing of the Schedule 13E-3; it is expected that, if declared, the regular semi-annual dividend of $.33 per share of Series I Preferred Stock would be paid on September 30, 2009 (to holders of record on _____ 2009) and that an additional amount of approximately $___ per share will have accrued and been unpaid as of the effective date of the merger.

- Immediately prior to the announcement in November 2001 of the merger transaction which consummated in June 2002 (the "2002 transaction") between Nasco International, Inc., a then indirect subsidiary of Geneve, and the predecessor of Aristotle ("old Aristotle"), the price per share of the common stock of old Aristotle was about $6.50. Pursuant to the terms of the 2002 transaction, holders of the common stock of old Aristotle received a dividend of one share of Series I Preferred Stock for each share of common stock of old Aristotle (upon effectiveness of the 2002 transaction, the market price of the Common Stock was $2.95 per share and the Series I Preferred Stock was $6.00 per share). During the approximate seven and one-quarter years since the date of the 2002 transaction, there have been paid to, or accrued for, Series I Preferred Stock holders a total of approximately $4.75 per share in cash dividends. Thus, based upon the terms of the short-form merger described in the Schedule 13E-3, the value of the Common Stock has, to date, increased from $6.50 to about $17.25 for Common Stock holders who held shares of Common Stock as of the November 2001 announcement date of the 2002 transaction and who continued to hold the shares of Series I Preferred Stock issued to them as a dividend in connection with the 2002 transaction. During that same period, the Nasdaq Composite showed no material change.

- In determining the Common Stock Merger Price and the Series I Preferred Stock Merger Price, the Geneve Entities took into consideration, among other things, the severe pressures on federal, state and local budgets, upon which Aristotle's K-12 education business is principally dependent, as a result of the severe downward change in U.S. and foreign financial and macroeconomic conditions over the past two years (as evidenced by a substantial decline in the estimated EBITDA and adjusted earnings per share of Aristotle for the year ending December 31, 2009 as compared to the year ended December 31, 2008). The Geneve Entities also reflected on the financial results of Aristotle used in formulating the 2006 Proposal (see "Background of the Merger" beginning on page 6 of the Schedule 13E-3) as compared to those at the present time in determining the fairness of the Merger. For the years ended December 31, 2005 and 2006, Aristotle's net revenue was $188.8 million and $203.0 million, respectively (an increase of 7.5%), and its EBITDA was $29.8 million and $32.6 million, respectively (an increase of 9.4%). For the six months ended June 30, 2008 and 2009, however, Aristotle's net revenue was $107.2 million and $97.2 million, respectively (a decrease of 8.9%), and its EBITDA was $19.6 million and $16.7 million, respectively (a decrease of 16.0%).

- In respect of the Series I Preferred Stock, the Geneve Entities considered that (i) the liquidation value of the Series I Preferred Stock is $6.00 per share, plus accrued and unpaid dividends; (ii) the Series I Preferred Stock does not carry a vote; (iii) the Series I Preferred Stock no longer has a conversion privilege; (iv) the term of the Series I Preferred Stock is perpetual; (v) the provisions of the Series I Preferred Stock contain no covenants and (vi) holders do not have any rights in the event that dividends are not declared and paid on the Series I Preferred Stock.

- In considering the fairness of the Common Stock Merger Price and the Series I Preferred Stock Merger Price from a financial point of view, the Geneve Entities retained Watch Hill Partners LLC, an independent investment bank ("Watch Hill") to provide an analysis of values of the Common Stock and the Series I Preferred Stock resulting from the application of generally accepted valuation methodologies. Certain of these methodologies suggested values which exceeded the Common Stock Merger Price. The Geneve Entities believe, however, that some of the methodologies used by Watch Hill are not relevant to the Merger, considering the level of ownership, interest in and control exercised by the Geneve Entities over Aristotle, the lack of institutional and other market interest in Aristotle, the extremely low historical trading volume of the Common Stock and the lack of prospects for the public stockholders to dispose of their shares absent the Merger.

  The Geneve Entitles believe that the discounted cash flow methodology is the most appropriate approach in considering fairness. The Watch Hill discounted cash flow analysis did not use the actual Series I Preferred Stock Merger Price and the implied merger pricing of the Series J Preferred Stock. Instead, Watch Hill utilized the aggregate liquidation value of the outstanding shares of Series I Preferred Stock and Series J Preferred Stock of $72.2 million ($6.00 per share), with resulting per share values for the Common Stock in the range of $4.87 to $6.53, and a midpoint of $5.61. The Geneve Entities note that, if the Series I Preferred Stock would have been valued at the Series I Preferred Stock Merger Price of $7.00 per share, and the Series J Preferred Stock would have been valued at the implied merger pricing of $7.63 per share, the discounted cash flow analysis would imply per share values of the Common Stock of $3.82 to $5.48, with a midpoint of approximately $4.65.

  The Watch Hill valuation of the Series I Preferred Stock was based partly on comparisons to other publicly traded preferred shares. For reasons similar to those above in respect of the Common Stock, the Geneve Entities did not believe that these comparisons were especially probative of the fairness of the Series I Preferred Stock Merger Price.

- The average daily trading volumes for shares of Common Stock and Series I Preferred Stock for the three-month period prior to August 21, 2009, and August 19, 2009, the last respective dates on which the Common Stock and the Series I Preferred Stock traded immediately prior to the initial filing of the Schedule 13E-3, were approximately 9,700 shares and 120 shares, respectively; as a result of this insubstantial liquidity, it may be difficult for the public stockholders to sell even small amounts of Common Stock and/or Series I Preferred Stock without adversely impacting the respective market prices thereof.

- As the holder of more than 90% of the outstanding voting stock of Aristotle, Acquisition Co. will have effectuated the merger in accordance with the short-form merger provisions of Section 253 of the DCGL.

- The public stockholders of Aristotle are entitled to exercise appraisal rights and demand “fair value” for their shares of Common Stock and/or Series I Preferred Stock as determined by the Delaware Court of Chancery, which may be more than, less than or the same as the cash amount paid in the merger. See “Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger” and Item 4 “Terms of the Transaction” beginning on Pages 5 and 27, respectively, of the Schedule 13E-3.

See “Special Factors—Fairness of the Merger—Position of the Filing Persons as to the Fairness of the Merger,” beginning on Page 11 of the Schedule 13E-3.

**Consequences of the Merger (Page 8).**

Completion of the merger will have the following consequences:

- Aristotle will be a privately held corporation, with the Geneve Entities owning all of the equity interests in Aristotle.

- Only the Geneve Entities will have the opportunity to participate in the future earnings and growth, if any, of Aristotle. Similarly, only the Geneve Entities will face the risk of losses generated by Aristotle’s operations or the decline in value of Aristotle after the merger.

- The shares of Common Stock and Series I Preferred Stock will no longer be publicly traded. In addition, Aristotle will no longer be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic or current reports or to provide the type of going private disclosure contained in the Schedule 13E-3.

- Subject to the exercise of statutory appraisal rights, (i) each of your shares of Common Stock will be converted into the right to receive the Common Stock Merger Price and (ii) each of your shares of Series I Preferred Stock will be converted into the right to receive the Series I Preferred Stock Merger Price.

- Each option to purchase shares of Common Stock not exercised prior to the effective date of the merger will be cancelled and exchanged into the right to receive the Option Payment.

**Appraisal Rights (Page 26)**

You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of Common Stock and/or Series I Preferred Stock as determined in a judicial appraisal proceeding in accordance with Section 262 of the DGCL, plus interest, if any, from the effective date of the merger. This value may be more than, less than or the same as the price paid for your shares of Common Stock and/or Series I Preferred Stock in the merger. In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of the Notice of Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL. The statutory right of appraisal is set out in Section 262 of the DGCL and is complicated. A copy of Section 262 is attached as Exhibit (a) hereto. Any failure to comply with its terms will result in an irrevocable loss of such right. Stockholders seeking to exercise their statutory right of appraisal are encouraged to seek advice from legal counsel. See Item 4(d) “Terms of the Transaction—Appraisal Rights” beginning on Page 26 of the Schedule 13E-3.

**Where You Can Find More Information (Page 22).**

More information regarding Aristotle is available from its public filings with the Securities and Exchange Commission. See Item 2 “Subject Company Information” and Item 3 “Identity and Background of Filing Persons” beginning on Pages 22 and 24, respectively, of the Schedule 13E-3.

**INTRODUCTION**

This Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by LRTA, Inc., a Delaware corporation ("Acquisition Co."), Nasco Holdings, Inc., a Wisconsin corporation ("Nasco Holdings"), SIC Securities Corp., a Delaware corporation ("SIC Securities"), and Geneve Corporation, a Delaware corporation ("Geneve," and together with Nasco Holdings and SIC Securities, collectively, the "Geneve Entities") (the Geneve Entities and Acquisition Co. are, collectively, the "Filing Persons" and each is a "Filing Person"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder. The Schedule 13E-3 is being filed in connection with a short-form merger (the "Merger") of Acquisition Co. with and into The Aristotle Corporation, a Delaware corporation ("Aristotle"), pursuant to Section 253 of the Delaware General Corporation Law (the "DGCL"). The effective date (the "Effective Date") of the Merger is expected to be ___, 2009 or as soon thereafter as possible. The Filing Persons are under no obligation to consummate the Merger and could withdraw from the transaction at any time before the Effective Date.

As of July 31, 2009, there were issued and outstanding 17,962,875 shares of Common Stock, par value $0.01 per share ("Common Stock"), of Aristotle, 1,081,427 shares of Series I Preferred Stock, par value $0.01 per share ("Series I Preferred Stock"), of Aristotle, and 10,984,971 shares of Series J Preferred Stock, par value $0.01 per share ("Series J Preferred Stock"), of Aristotle. As of July 31, 2009, the Geneve Entities owned an aggregate of (i) 16,279,961 (or 90.6% of the outstanding) shares of Common Stock, (ii) 58,629 (or 5.4% of the outstanding) shares of Series I Preferred Stock, and (iii) 100% of the outstanding shares of Series J Preferred Stock. Each of the Geneve Entities intends to contribute the shares of Common Stock that it currently owns to Acquisition Co. immediately prior to the mailing of the Schedule 13E-3 to Aristotle's public stockholders (the "public stockholders").

Upon consummation of the Merger, (i) each outstanding share of Common Stock (other than shares of Common Stock held by Acquisition Co. and stockholders of Aristotle who properly exercise statutory appraisal rights under the DGCL) and (ii) each outstanding share of Series I Preferred Stock (other than shares of Series I Preferred Stock held by the Geneve Entities and stockholders of Aristotle who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive (A) in the case of Common Stock, $5.50 per share in cash, without interest (the "Common Stock Merger Price"), and (B) in the case of Series I Preferred Stock, $7.00 per share in cash, without interest, plus accrued and unpaid dividends in cash to the Effective Date (the "Series I Preferred Stock Merger Price"); it is expected that, if declared, the regular semi-annual dividend of $.33 per share of Series I Preferred Stock would be paid on September 30, 2009 (to holders of record on or about _____, 2009) and that an approximate additional $___ per share will have accrued and been unpaid as of the Effective Date. The Common Stock Merger Price and the Series I Preferred Stock Merger Price, as the case may be, would be paid upon surrender of the certificate(s) for such shares to American Stock Transfer & Trust Company (the "Paying Agent"). The officers and directors of Aristotle will not be entitled to receive cash payments in connection with the Merger, other than as holders of Common Stock and/or Series I Preferred Stock and/or Company Stock Options (as defined below). The aggregate amount to be paid to the officers and directors of Aristotle in connection with the Merger (solely as holders of Common Stock and/or Series I Preferred Stock) is estimated to be $2.5 million. The Paying Agent's address and telephone number are: American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219 Attn: Shareholder Services, (718) 921-8317 or (877) 248-6417 (toll free).

Instructions with regard to the surrender of stock certificates, together with a description of statutory appraisal rights, will be set forth in a Notice of Merger and a Letter of Transmittal, which documents will be mailed to stockholders of record of Aristotle within 10 calendar days following the Effective Date, and should be read carefully. Under the DGCL, no action is required by the Board of Directors or the stockholders of Aristotle for the Merger to become effective. Aristotle will be the surviving corporation in the Merger. As a result of the Merger, the Geneve Entities will be the only stockholders of Aristotle.

As of July 31, 2009, Aristotle had outstanding options to acquire 42,875 shares of Common Stock under its 2002 Employee, Director and Consultant Stock Plan (the "2002 Plan") and options to acquire 483,333 shares of Common Stock available to be granted under the 2002 Plan. In connection with the Merger, any options ("Company Stock Options") not exercised prior to the Effective Date will be cancelled and converted into the right to receive the Common Stock Merger Price, less the option price (and any applicable withholding taxes) (the

"Option Payment"). Aristotle does not intend to grant any additional Company Stock Options prior to consummation of the Merger.

The Schedule 13E-3 and the documents incorporated by reference in the Schedule 13E-3 include certain forward-looking statements. These statements appear throughout the Schedule 13E-3 and include statements regarding the intent, belief, or current expectations of the Filing Persons, including statements concerning the Filing Persons' strategies following completion of the Merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors including, without limitation, (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; and (iv) other factors identified in Item 1A, Risk Factors, contained in Aristotle's Annual Report on Form 10-K for the year ended December 31, 2008. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission (the "SEC") including its Forms 10-K, 10-K/A, 10-Q and 8-K.

## SPECIAL FACTORS

## PURPOSES, ALTERNATIVES, REASONS AND EFFECTS OF THE MERGER

*Purposes*

### Background of the Merger

Aristotle and its subsidiaries, founded in 1986 and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through 50 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials and items for the agricultural, senior care and food industries. In addition, Aristotle offers medical simulators and manikins used for training in cardiopulmonary resuscitation and the fire and emergency rescue and patient care fields. Aristotle also markets proprietary product lines that provide exclusive distribution rights throughout all of its catalogs. The proprietary product lines are developed internally through Aristotle's research and development efforts and acquired externally by licensing rights from third parties.

Prior to June 17, 2002, Aristotle was a holding company which, through its subsidiaries, conducted business in two segments, the medical education and training products market and the computer-based training market. On June 17, 2002, Aristotle merged (the "2002 Merger") with Nasco International, Inc. ("Nasco"), an indirect subsidiary of Geneve. Pursuant to the 2002 Merger, the separate corporate existence of Nasco ceased and Aristotle was the surviving entity. The Geneve Entities have been the controlling stockholders of Aristotle since the 2002 Merger.

On May 22, 2006, Geneve proposed (the "2006 Proposal"), to Aristotle's board of directors, to acquire in a merger transaction (i) the balance of the outstanding shares of Common Stock not already held by the Geneve Entities for a cash purchase price of $8.06 per share, without interest, and (ii) all of the outstanding shares of Series I Preferred Stock for a cash price of $8.25 per share, without interest, plus accrued and unpaid dividends to the closing date; at the time of the 2006 Proposal, the Series I Preferred Stock carried a conversion privilege which, pursuant to its terms, ended in September 2007. In addition, Geneve proposed that all shares of Common Stock and Series I Preferred Stock issuable under outstanding employee stock options would also be acquired on the same basis, less the option exercise price.

After extensive efforts, Geneve and Aristotle were unable to come to an agreement with respect to the 2006 Proposal. As a result, on September 18, 2006, Geneve withdrew its proposal.

In February 2009, the Geneve Entities began to consider the potential positives and negatives of taking Aristotle private. On August 13, 2009, the Geneve Entities formed Acquisition Co. and the Board of Directors of Acquisition Co. authorized its management to proceed with the short-form merger of Acquisition Co. with and into Aristotle, subject to the terms and conditions of the Contribution Agreement (as hereinafter defined). The purpose of the Merger is for the Geneve Entities to acquire the Common Stock and Series I Preferred Stock that they do not already own. Following the Merger, the Geneve Entities will hold 100% ownership of Aristotle. The Geneve Entities believe that the extremely limited trading volume in the shares of Common Stock and Series I Preferred Stock makes ownership thereof unattractive to the public stockholders because neither the shares of Common Stock nor the Series I Preferred Stock are readily saleable in the public market. The Geneve Entities also believe that, because of Aristotle's very small public float (estimated to be approximately $16.1 million as of July 31, 2009), the costs of maintaining Aristotle's status as a public company are not justified.

On August 21, 2009, (i) the Geneve Entities entered into a Contribution Agreement (the "Contribution Agreement") with Acquisition Co., pursuant to which the Geneve Entities will contribute to Acquisition Co. an aggregate of 16,279,971 shares of Common Stock (representing all of the shares of Common Stock held by the Geneve Entities) immediately prior to the mailing of the Schedule 13E-3 to Aristotle's public stockholders and (ii) the Filing Persons filed an initial Schedule 13E-3 with the Securities and Exchange Commission announcing the intention of the Geneve Entities to cause Acquisition Co. to effect the Merger with Aristotle. Pursuant to the terms of the Merger, each outstanding share of Common Stock and Series I Preferred Stock (other than shares of Common Stock held by Acquisition Co., shares of Series I Preferred Stock held by the Geneve Entities and stockholders of Aristotle who properly exercise statutory appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive in cash (A) in the case of shares of Common Stock, the Common Stock Merger Price, and (B) in the case of shares of Series I Preferred Stock, the Series I Preferred Stock Merger Price Immediately following consummation of the Merger, the shares of Common Stock and Series I Preferred Stock will be de-registered under the Exchange Act.

### *Reasons*

In determining whether to acquire the outstanding Common Stock and Series I Preferred Stock that they do not already own, and to effect the Merger, the Filing Persons considered the following factors to be the principal benefits of taking Aristotle private:

- the reduction in the amount of public information available to competitors about Aristotle's businesses that would result from the termination of Aristotle's obligations under the reporting requirements of the Exchange Act, and the rules and regulations promulgated thereunder and any other requirements of the SEC;

- the decrease in costs associated with being a public company (for example, as a privately held entity, Aristotle would no longer be required to file quarterly, annual, or other periodic and current reports with the SEC, publish and distribute to its stockholders annual reports and proxy statements, or comply with certain provisions of the Sarbanes-Oxley Act of 2002 ("SOX")), which the Filing Persons anticipate should result in savings of at least $750,000 per year, and it is anticipated that these associated costs will only continue to increase; the Filing Persons estimate that if they had suspended Aristotle's filing and other obligations under the Exchange Act, Aristotle would have achieved cost savings in excess of $500,000 in each of the past two fiscal years with respect to the public reporting requirements, including costs related to director and officer liability insurance premiums, independent auditors' fees, legal fees, and transfer agent, printing, and other costs related to being a public company;

- the elimination of additional burdens on management associated with public reporting and other tasks resulting from Aristotle's public company status, including, for example, the dedication of time by and resources of Aristotle's management and Board of Directors to stockholder inquiries and investor and public relations;

- the greater flexibility that Aristotle's management would have to focus on long-term business goals, as opposed to quarterly earnings, as a non-reporting company;

- the Merger would result in immediate liquidity for the public stockholders of the Common Stock and Series I Preferred Stock at the same time and at predetermined prices without the payment of any brokerage fees or commissions, especially considering the lack of interest by institutional investors in companies with a limited public float (Aristotle's public float is estimated to be approximately $16.1 million as of July 31, 2009) and the fact that the public market has historically offered minimal liquidity for investors, as average daily trading volume of shares of Common Stock and Series I Preferred Stock during the three-month period ended August 21, 2009 and August 19, 2009 was only 9,700 and 120, respectively.

The Filing Persons also considered a variety of risks and other potentially negative factors for the public stockholders and the Filing Persons concerning the Merger, including that

- the Filing Persons and Aristotle will be the sole beneficiaries of the cost savings that result from going private;

- following the Merger, if Aristotle's financial condition improves, the public stockholders will not participate in any future earnings of or benefit from any increases in Aristotle's value; only the Filing Persons would benefit by an increase in the value of Aristotle;

- for U.S. Federal income tax purposes generally, the cash payments made to the public stockholders pursuant to the Merger may be taxable to the public stockholders; and

- the public stockholders have not been represented in discussions about the Merger, either by the Board of Directors of Aristotle (which, by statute, is not involved in the short-form merger process) or an independent committee representing the interests of the public stockholders.

*Alternatives*

The Filing Persons also considered the advantages and disadvantages of certain alternatives to acquiring the public stockholder interests in Aristotle, including leaving Aristotle as a majority-owned, public company. In the view of the Filing Persons, the principal advantage of leaving Aristotle as a majority-owned, public company would be the potential investment liquidity of owning securities of a public company and the possibility for use of Aristotle's securities to raise capital or make acquisitions. However, the Filing Persons do not expect Aristotle to do so in the foreseeable future. The Filing Persons also noted that companies of similar size and public float to Aristotle do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity. Therefore, the Filing Persons concluded that the advantages of leaving Aristotle as a more-than-90% owned, public subsidiary were outweighed by the disadvantages of doing so, and accordingly that alternative was rejected. The Filing Persons have determined to effect the Merger at this time because they wish to realize as immediately as possible the benefits of taking Aristotle private, as discussed above. The current market prices of the Common Stock and Series I Preferred Stock were not factors in the timing of the Filing Persons' decision to effect the Merger.

The Filing Persons believe that effecting the transaction by way of a short-form merger under Section 253 of the DGCL is the quickest and most cost-effective way for the Geneve Entities to acquire the outstanding Common Stock and Series I Preferred Stock that they do not already own, as well as an equitable and fair way to provide liquidity, in the form of the Merger consideration, to the public stockholders for their shares of Common Stock and/or Series I Preferred Stock. As a consequence, the Filing Persons rejected such transactions as a long-form merger, tender offer or reverse stock split. The short-form merger allows the public stockholders to receive cash for their shares of Common Stock and Series I Preferred Stock quickly, and allows Aristotle to become a privately held company without any action by the Board of Directors of Aristotle or the public stockholders.

*Effects*

*General.* Upon completion of the Merger, the Geneve Entities will have complete control over the conduct of Aristotle's business and will have a 100% interest in the net assets, net book value and net earnings of Aristotle. In addition, upon completion of the Merger, only the Geneve Entities will receive the benefit of the right to participate in any future increases in the value of Aristotle and will bear the risk of any losses incurred in the operation of Aristotle and any decrease in the value of Aristotle. The Geneve Entities will indirectly realize all of the benefit in the estimated savings of at least $750,000 per year in costs related to being a public company. The aggregate ownership of the Geneve Entities in the Common Stock immediately prior to the Merger is 90.6%. Upon completion of the Merger, the Filing Persons' interest in Aristotle's net book value (approximately $115.4 million on June 30, 2009) and net earnings (approximately $7.8 million for the first six months of the fiscal year ending December 31, 2009) will increase from 90.6% to 100% thereof.

*Stockholders*. Upon completion of the Merger, the public stockholders will no longer have any interest in, and will not be stockholders of, Aristotle, and therefore will not participate in Aristotle's future earnings and potential growth and will no longer bear the risk of any decreases in the value of Aristotle. In addition, the public stockholders will not share in any distribution of proceeds after any sales of businesses of Aristotle, whether contemplated at the time of the Merger or thereafter. See Item 6(c) "Purposes of the Transaction and Plans or Proposals—Plans," beginning on Page 29 of the Schedule 13E-3. All of the public stockholders' other indicia of stock ownership, such as the right to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Aristotle, and to receive appraisal rights upon certain mergers or consolidations of Aristotle (unless such appraisal rights are perfected in connection with the Merger) will be extinguished upon completion of the Merger. Instead, the public stockholders will have liquidity, in the form of the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as applicable, in place of an ongoing equity interest in Aristotle in the form of shares of Common Stock and/or Series I Preferred Stock. However, the public stockholders will be required to surrender their shares of Common Stock and/or Series I Preferred Stock involuntarily in exchange for the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as the case may be, and will not have the right to liquidate the shares of Common Stock and/or Series I Preferred Stock at a time and for a price of their choosing. In summary, if the Merger is completed, the public stockholders will have no ongoing rights as stockholders of Aristotle (other than statutory appraisal rights in connection with the Merger, if properly perfected under the DGCL).

*The Shares of Common Stock and Series I Preferred Stock*. Once the Merger is consummated, public trading of the shares of Common Stock and Series I Preferred Stock will cease. The Filing Persons intend to deregister the shares of Common Stock and Series I Preferred Stock under Section 13 of the Exchange Act. As a result, Aristotle will no longer be required to file annual, quarterly, and other periodic and current reports with the SEC under the Exchange Act and will no longer be subject to the proxy rules under Section 14 of the Exchange Act. In addition, Geneve will no longer be subject to reporting its ownership of shares of Common Stock and Series I Preferred Stock under Section 13 of the Exchange Act or to the requirement under Section 16 of the Exchange Act to disgorge to Aristotle certain profits from the purchase and sale of shares of Common Stock and/or Series I Preferred Stock.

*The Company Stock Options*. As of July 31, 2009, Aristotle had outstanding Company Stock Options to purchase 42,875 shares of Common Stock, options available for grant to purchase 483,333 shares of Common Stock and options to purchase 1,500,000 shares of Common Stock authorized under the 2002 Plan. Aristotle does not intend to grant any additional options under the 2002 Plan. In connection with the Merger, Company Stock Options will be cancelled and exchanged into the right to receive the Option Payment.

## CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. Federal income tax consequences relevant to a United States Holder (as defined below) of the Merger. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), United States judicial decisions, administrative pronouncements, existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in United States Federal income tax consequences different from those discussed below. No ruling has been obtained, and no ruling will be requested, from the Internal Revenue Service with respect to any of the United States Federal income tax consequences described below, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions that are reached and described herein.

The discussion does not cover all aspects of U.S. Federal income taxation that may be relevant to particular investors and does not address state, local, foreign, or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain taxpayers subject to special treatment under U.S. Federal income tax laws (such as financial institutions, regulated investment companies, real estate investment trusts, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers or traders in securities or currencies, investors whose functional currency is not the U.S. dollar, persons holding the stock as part of a hedging, integrated or conversion transaction, constructive sale or "straddle," persons who acquired their stock through the exercise or cancellation of employee stock options or otherwise as compensation for their services, or investors other than United States Holders).

For purposes of this summary, the term "United States Holder" means a beneficial owner of shares of Common Stock and/or Series I Preferred Stock that, for U.S. Federal income tax purposes, is

- an individual who is a citizen or resident of the United States;

- a corporation or other entity taxable as a corporation that is created or organized in or under the laws of the United States or any state thereof (or the District of Columbia);

- an estate the income of which is subject to U.S. Federal income tax regardless of its source; or

- a trust (x) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust, and one or more United States persons (within the meaning of the Internal Revenue Code) have the authority to control all substantial decisions of the trust; or (y) that has an election in effect under applicable income tax regulations to be treated as a United States person.

If a partnership is a beneficial owner of shares of Common Stock and/or Series I Preferred Stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that holds shares of Common Stock and/or Series I Preferred Stock, you should consult your tax advisor regarding the tax consequences of the Merger.

**ALL BENEFICIAL OWNERS OF SHARES OF COMMON STOCK AND/OR SERIES I PREFERRED STOCK SHOULD CONSULT THEIR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN, AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.**

The receipt of cash by a United States Holder pursuant to the Merger or pursuant to the United States Holder's statutory appraisal rights will be a taxable transaction for U.S. Federal income tax purposes. A United States Holder will generally recognize U.S. source capital gain or loss on the disposition of shares of Common Stock and/or Series I Preferred Stock equal to the difference, if any, between the amount of cash the United States Holder receives in the Merger and the United States Holder's adjusted tax basis in the shares of Common Stock and/or Series I Preferred Stock, as applicable. A United States Holder's basis in a share of Common Stock and/or Series I Preferred Stock, as applicable, will generally be the cost at which it was purchased. Capital gain or loss will be long-term capital gain or loss if the United States Holder held the shares of Common Stock and/or Series I Preferred Stock for more than one year at the time of disposition. The deductibility of capital losses is subject to significant limitations under the Internal Revenue Code.

*Information Reporting and Backup Withholding Tax*

Under certain circumstances, the Internal Revenue Code imposes a backup withholding obligation on certain reportable payments. Proceeds from the exchange or disposition of shares of Common Stock and/or Series I Preferred Stock pursuant to the Merger that are paid in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules, unless a United States Holder is a corporation or other exempt recipient. In addition, payments that are subject to information reporting may be subject to backup withholding (currently at the rate of 28%) if a United States Holder does not provide its taxpayer identification number and otherwise comply with the backup withholding rules. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are available to be credited against a United States Holder's U.S.

Federal income tax liability and may be refunded to the extent they exceed such liability, provided the required information is provided to the Internal Revenue Service.  Stockholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

*Tax Consequences*

The Merger will not have material U.S. Federal income tax consequences to any of the Filing Persons or to Aristotle.

## FAIRNESS OF THE MERGER

### *Position of the Filing Persons as to the Fairness of the Merger*

Because each of the Filing Persons may be deemed to be the beneficial owner of a majority of the shares of Common Stock, each of the Filing Persons may be deemed "affiliates" of Aristotle within the meaning of Rule 13e-3 under the Exchange Act.  Accordingly, each of the Filing Persons is expressing its reasonable belief as to the substantive and procedural fairness of the Merger to the public stockholders.  The Filing Persons have concluded that the merger is both substantively and procedurally fair to the public stockholders of Aristotle, based primarily on the following factors:

*The Merger Consideration.* The Merger will enable the public stockholders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Common Stock at a premium of (i) approximately 11.3% to the last sales price of the Common Stock on the day one day prior to, (ii) approximately 17.7% to the last sales price of the Common Stock on the day one month prior to and (iii) approximately 20.8% to the last sales price of the Common Stock on the day three months prior to, in each case, the date of the initial filing of the Schedule 13E-3.

The Merger will enable the public stockholders of Aristotle to realize (without the payment of any brokerage fees or commissions) cash for their shares of Series I Preferred Stock at approximately the last sales price of the Series I Preferred Stock as of August 19, 2009, the last date on which the Series I Preferred Stock traded immediately prior to the initial filing of the Schedule 13E-3; it is expected that, if declared, the regular semi-annual dividend of $.33 per share of Series I Preferred Stock would be paid on September 30, 2009 (to holders of record on ____, 2009) and that an additional amount of approximately $___ per share will have accrued and been unpaid as of the Effective Date.

*Rate of Return for Long-Standing Public Stockholders.*  Immediately prior to the announcement in November 2001 of the merger transaction which consummated in June 2002 (the "2002 transaction") between Nasco International, Inc., a then indirect subsidiary of Geneve, and the predecessor of Aristotle ("old Aristotle"), the price per share of the common stock of old Aristotle was about $6.50.  Pursuant to the terms of the 2002 transaction, holders of the common stock of old Aristotle received a dividend of one share of Series I Preferred Stock for each share of common stock of old Aristotle (upon effectiveness of the 2002 transaction, the market price of the Common Stock was $2.95 per share and the Series I Preferred Stock was $6.00 per share).  During the approximate seven and one-quarter years since the date of the 2002 transaction, there have been paid to, or accrued for, Series I Preferred Stock holders a total of approximately $4.75 per share in cash dividends.  Thus, based upon the terms of the Merger, the value of the Common Stock has, to date, increased from $6.50 to about $17.25 for Common Stock holders who held shares of Common Stock as of the November 2001 announcement date of the 2002 transaction and who continued to hold the shares of Series I Preferred Stock issued as a dividend in connection with the 2002 transaction.  During that same period, the Nasdaq Composite showed no material change.

*Series I Preferred Stock.*  In respect of the Series I Preferred Stock, the Geneve Entities considered that (i) the liquidation value of the Series I Preferred Stock is $6.00 per share, plus accrued and unpaid dividends; (ii) the Series I Preferred Stock does not carry a vote; (iii) the Series I Preferred Stock no longer has a conversion privilege; (iv) the term of the Series I Preferred Stock is perpetual; (v) the provisions of the Series I Preferred Stock contain no covenants and (vi) holders do not have any rights in the event that dividends are not declared and paid on the Series I Preferred Stock.

*Changed Economic Conditions.*  In determining the Common Stock Merger Price and the Series I Preferred Stock Merger Price, the Geneve Entities took into consideration, among other things, the severe pressures on federal, state and local budgets, upon which Aristotle's K-12 education business is principally dependent, as a result of the severe downward change in U.S. and foreign financial and macroeconomic conditions over the past two years (as evidenced by a substantial decline in the estimated EBITDA and adjusted earnings per share of Aristotle for the year ending December 31, 2009 as compared to the year ended December 31, 2008). The Geneve Entities also reflected on the financial results of Aristotle used in formulating the 2006 Proposal (see "Background of the Merger" beginning on page 6 of the Schedule 13E-3) as compared to those at the present time in determining the fairness of the Merger.  For the years ended December 31, 2005 and 2006, Aristotle's net revenue was $188.8 million and $203.0 million, respectively (an increase of 7.5%), and its EBITDA was $29.8 million and $32.6 million, respectively (an increase of 9.4%).  For the six months ended June 30, 2008 and 2009, however, Aristotle's net revenue was $107.2 million and $97.2 million, respectively (a decrease of 8.9%), and its EBITDA was $19.6 million and $16.7 million, respectively (a decrease of 16.0%).

*Financial Analysis of the Merger*   In considering the fairness of the Common Stock Merger Price and the Series I Preferred Stock Merger Price from a financial point of view, the Geneve Entities retained Watch Hill Partners LLC, an independent investment bank ("Watch Hill") to provide an analysis of values of the Common Stock and the Series I Preferred Stock resulting from the application of generally accepted valuation methodologies. Certain of these methodologies suggested values which exceeded the Common Stock Merger Price.  The Geneve Entities believe, however, that some of the methodologies used by Watch Hill are not relevant to the Merger, considering the level of ownership, interest in and control exercised by the Geneve Entities over Aristotle, the lack of institutional and other market interest in Aristotle and the extremely low historical trading volume for the Common Stock and the lack of prospects for the public stockholders to dispose of their shares absent the Merger.

 The Geneve Entitles believe that the discounted cash flow methodology is the most appropriate approach in considering fairness.  The Watch Hill discounted cash flow analysis did not use the actual Series I Preferred Stock Merger Price and the implied merger pricing of the Series J Preferred Stock.  Instead, Watch Hill utilized the aggregate liquidation value of the outstanding shares of Series I Preferred Stock and Series J Preferred Stock of $72.2 million ($6.00 per share), with resulting per share values for the Common Stock in the range of $4.87 to $6.53, and a midpoint of $5.61.  The Geneve Entities note that, if the Series I Preferred Stock would have been valued at the Series I Preferred Stock Merger Price of $7.00 per share, and the Series J Preferred Stock would have been valued at the implied merger pricing of $7.63 per share, the discounted cash flow analysis would imply per share values of the Common Stock of $3.82 to $5.48, with a midpoint of approximately $4.65.

 The Watch Hill valuation of the Series I Preferred Stock was based partly on comparisons to other publicly traded preferred shares.  For reasons similar to those above in respect of the Common Stock, the Geneve Entities did not believe that these comparisons were especially probative of the fairness of the Series I Preferred Stock Merger Price.

*Lack of Liquidity.*  The average daily trading volume for shares of (i) Common Stock for the three-month period prior to August 21, 2009, the last date on which Common Stock traded prior to the date of the Schedule 13E-3, was approximately 9,700 shares, and (ii) Series I Preferred for the three-month period prior to August 19,2009, the last date on which Series I Preferred Stock traded prior to the date of the Schedule 13E-3, was approximately 120 shares; as a result of this minimal liquidity, it may be difficult for the public stockholders to sell even small amounts of Common Stock and/or Series I Preferred Stock without adversely impacting the respective market prices thereof.

*No Firm Offers.*  None of the Filing Persons has received a firm offer for their equity interests in Aristotle from a third party within the past two (2) years.  The Filing Persons have indicated that they do not expect to entertain an offer for their ownership interest in Aristotle.

*Historical Market Prices.*  Although the Filing Persons considered whether the consideration being offered to the public stockholders of Aristotle constitutes fair value in relation to current and historical market prices for the shares of Common Stock and Series I Preferred Stock, the Filing Persons gave greater weight to other factors. The Filing Persons believe that the market prices are not an accurate indicator because Aristotle's shares of Common Stock and Series I Preferred Stock are only lightly traded.  Consequently, the Filing Persons believe that the sale by any stockholder of Aristotle of any significant amount of shares of Common Stock and/or Series I Preferred Stock would likely result in a substantial reduction in the market price of the shares thereof.

*The Merger is being Effected under the "Short-form" Merger Provisions of the DGCL.*  As the holder of more than 90% of the outstanding voting stock of Aristotle, Acquisition Co. will have effectuated the Merger in accordance with the short-form merger provisions of Section 253 of the DCGL; the Merger does not require the approval by the public stockholders of Aristotle's Common Stock.

*Appraisal Rights.*  Although the Merger does not require the approval of a majority of the unaffiliated stockholders of Aristotle or a majority of disinterested directors of Aristotle, and there has not been a representative of the unaffiliated stockholders of Aristotle to negotiate on their behalf, the Filing Persons believe that the Merger is procedurally fair because the unaffiliated stockholders of Aristotle will be entitled to exercise appraisal rights to receive a court-determined fair value for their shares of Common Stock and/or Series I Preferred Stock under Section 262 of the DGCL (see Item 4(d), "Terms of the Transaction—Appraisal Rights" beginning on page 26 of the Schedule 13E-3) and because the Filing Persons are providing advance notice of the Merger. The Filing Persons believe that they have disclosed fully the relevant information to permit the unaffiliated stockholders of Aristotle to determine whether to accept the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, or to seek appraisal for their shares of Common Stock and/or Series I Preferred Stock.

*Purchases of Capital Stock of Aristotle by the Filing Persons during the Past Two Years.*  The Filing Persons did not consider purchases of shares by them of Series I Preferred Stock during the past two (2) years to be indicative of the current value of such shares because such purchases were generally made in small lot sizes and in the face of limited trading volume, conditions which are not useful in determining the fair value of the shares of the Series I Preferred Stock. None of the Filing Persons made any purchases of Common Stock during the past two years.

In addition to the foregoing factors and analyses, the Filing Persons have considered the following additional four factors:

*No Future Participation in the Prospects of Aristotle.*  Following the consummation of the Merger, the public stockholders of Aristotle will cease to participate in the future earnings or growth, if any, of Aristotle, or benefit from an increase, if any, in the value of their holdings in Aristotle.

*Conflicts of Interests.*  The interests of the Filing Persons in determining each of the Common Stock Merger Price and the Series I Preferred Stock Merger Price are adverse to the interests of the public stockholders of Aristotle.  Also, certain officers and directors of Aristotle may have actual or potential conflicts of interest in connection with the Merger.  Some of the officers and directors of Aristotle are also officers and directors of the Filing Persons.  In addition, it is contemplated that certain of the officers and directors of Aristotle will continue to be employees of Aristotle post-closing.

*No Opportunity for Aristotle's Board of Directors or the Public Stockholders to Vote on the Merger.*  Because the Merger is being effected pursuant to a short-form merger under Section 253 of the DGCL and consequently does not require approval by Aristotle's Board of Directors or Aristotle's stockholders, neither Aristotle's Board of Directors nor the unaffiliated public stockholders of Aristotle will have the opportunity to vote on the Merger.

*No Special Committee Representing the Public Stockholders' Interests.*  Aristotle's Board of Directors did not establish a special committee consisting of non-management, independent directors for the purpose of representing solely the interests of the unaffiliated stockholders of Aristotle and retaining independent advisors to assist with the evaluation of strategic alternatives, including the Merger.

After having given these additional four factors due consideration, the Filing Persons have concluded that none of these factors, alone or in the aggregate, is significant enough to outweigh the factors and analyses that the Filing Persons have considered to support their belief that the Merger is substantively and procedurally fair to the public stockholders of Aristotle.

In view of the number and wide variety of factors considered in connection with making a determination as to the fairness of the Merger to the public stockholders of Aristotle, and the complexity of these matters, the Filing Persons did not find it practicable to, nor did they attempt to, quantify, rank, or otherwise assign relative weights to the specific factors they considered. Moreover, the Filing Persons have not undertaken to make any specific determination or assign any particular weight to any single factor, but have conducted an overall analysis of the factors described above.

The Filing Persons have not considered any factors, other than as stated above, regarding the fairness of the Merger to Aristotle's public stockholders, as it is their view that the factors they considered provided a reasonable basis to form their belief.

## REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

*Preparer of Presentation Report*

In considering the fairness of the Merger from a financial point of view to the public stockholders, the Geneve Entities reviewed an analysis on the range of values of the Common Stock and Series I Preferred Stock resulting from the application of generally accepted valuation methodologies. The financial analysis, including the selection of valuation methodologies, was prepared by Watch Hill in a presentation report, dated August 13, 2009 ("Presentation Report") provided to the Geneve Entities. Watch Hill received a fee of $75,000 for such services. No part of such fee was contingent upon consummation of the Merger. In addition, the Geneve Entities agreed to reimburse Watch Hill for its reasonable out-of-pocket expenses related to its engagement.

Watch Hill is an independent investment banking firm and is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, private placements, leveraged buyouts and valuations for real estate, corporate and other purposes. Watch Hill was selected to provide the Presentation Report based upon its experience, expertise and familiarity with Aristotle's business.

On June 22, 2009, the Geneve Entities engaged Watch Hill to provide the Presentation Report in connection with the Merger. Watch Hill consented to the references to the Presentation Report in the Schedule 13E-3, and to the availability of the Presentation Report to holders of the Common Stock and Series I Preferred Stock. The Presentation Report in no way constituted, was described as or was relied upon by any party as a "fairness opinion" or a report, opinion or appraisal with respect to the fairness of a transaction involving Aristotle or its outstanding securities or the fairness of the consideration to be paid for any of its outstanding securities in any such transaction. The summary of the Presentation Report set forth in this Transaction Statement is qualified in its entirety by reference to the Presentation Report. The Presentation Report does not reflect any developments that may occur or may have occurred after the date of the Presentation Report and prior to the completion of the Merger. Watch Hill has no obligation to update, revise or reaffirm the Presentation Report, and the Geneve Entities do not currently expect that they will request an updated report from Watch Hill.

Watch Hill understands that the Presentation Report was only one of many factors taken into consideration by the Geneve Entities in making the determination of the Common Stock Merger Price and the Series I Preferred Stock Merger Price. Consequently, the analyses described below should not be viewed as determinative of the opinion of the Geneve Entities with respect to the equity value per share of Aristotle's Common Stock and Series I Preferred Stock.

No limitations were imposed by the Geneve Entities on the scope of Watch Hill's investigation or the procedures to be followed by Watch Hill in its Presentation Report. Watch Hill was not requested to and did not make any recommendation to the Geneve Entities as to the form or amount of the consideration to be paid to Aristotle's shareholders. The Presentation Report is based on the financial and comparative analyses described below. The Presentation Report was directed to the Geneve Entities for use in connection with the Merger. Watch Hill's Presentation Report addressed only the range of values of the Common Stock and Series I Preferred Stock resulting from the application of generally accepted valuation methodologies and did not address any other aspect of the Merger.

In conducting its financial analysis, Watch Hill reviewed, among other things:

- Audited consolidated financial statements of Aristotle for the fiscal years ended December 31, 2003 through 2008, and the unaudited consolidated financial statements of Aristotle for the six months ended June 30, 2009;

- Unaudited internal financial statements of Aristotle for the fiscal year ended December 31, 2008, and the unaudited internal monthly management reports for each of the months from December 2008 through June 2009;

- Detailed financial projections for the fiscal year ended December 31, 2009, prepared by Aristotle's management as of October 2008;

- Discussions with Aristotle's senior management to review the business, its current financial position and the general prospects of Aristotle, as well as amended guidance on updated management estimates for the fiscal year ended December 31, 2009 and the 2010-2014 period;

- A draft of the Schedule 13E-3;

- Historical stock prices and trading volume of the Common Stock and the Series I Preferred Stock;

- Discounted cash flow and leveraged buyout analyses prepared by Watch Hill for Aristotle on a stand-alone basis;

- Premiums paid, to the extent publicly available, in merger transactions selected by Watch Hill;

- Financial terms, to the extent publicly available, of certain comparable transactions involving companies similar to Aristotle, as prepared by Watch Hill;

- Comparison of Aristotle's financial performance and market valuation ratios with that of certain other publicly traded companies deemed to be comparable to Aristotle, as prepared by Watch Hill;

- Comparable high yield and perpetual preferred stock pricing and yields, as prepared by Watch Hill; and

- Other analyses and examinations deemed necessary and appropriate by Watch Hill.

Watch Hill relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Watch Hill by or on behalf of the Geneve Entities or Aristotle, or that was otherwise reviewed by Watch Hill, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts and amended guidance on management estimates supplied to Watch Hill by Aristotle, Watch Hill assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of management as to the future operating and financial performance of Aristotle, and that they provided a reasonable basis upon which Watch Hill could perform its analyses. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. Watch Hill has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

Watch Hill also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of Aristotle since the date of the last available financial statements. Watch Hill did not make or obtain any independent evaluation, appraisal or physical inspection of Aristotle's assets or liabilities.

The Presentation Report is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to Watch Hill as of, the date of the Presentation Report. It is understood that subsequent developments may affect the results of the Presentation Report and that Watch Hill does not have any obligation to update, revise or reaffirm its Presentation Report.

Watch Hill performed a variety of financial analyses that are summarized below. Such summary does not purport to be a complete description of such analyses. Watch Hill believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the Presentation Report. The preparation of a valuation report is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. The range of valuations resulting from any particular analysis described below should not be taken to be Watch Hill's view of the actual value of Aristotle. In its analyses, Watch Hill made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Aristotle. Any estimates contained in Watch Hill's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in Watch Hill's analyses was identical to Aristotle or the Merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by Watch Hill was assigned a greater significance by Watch Hill than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Watch Hill. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which the Common Stock and the Series I Preferred Stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, Watch Hill employed generally accepted valuation methods in its Presentation Report. The following is a summary of the material financial analyses that Watch Hill used in its Presentation Report. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by Watch Hill with respect to any of the analyses performed by it in connection with the Presentation Report. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for the Common Stock and the Series I Preferred Stock should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses.

*Summary of Presentation Report*

Subject to the foregoing, the following is a summary of the material financial analyses undertaken by Watch Hill with respect to Aristotle:

**Discounted Cash Flow Analysis**

Watch Hill performed a discounted cash flow analysis of Aristotle in which it calculated the present value of Aristotle's projected future cash flows based on internal financial projections and amended guidance on updated estimates from management. Watch Hill estimated a range of theoretical values for Aristotle based on the net present value of Aristotle's projected cash flows and a terminal value in 2018. Watch Hill applied a range of discount rates of 14.0% to 16.0% to projected cash flows based on its analysis of the weighted average cost of capital of comparable companies and characteristics unique to Aristotle, including size, liquidity and capital structure. Watch Hill applied a range of perpetuity growth rates of 3.25% to 3.75% to calculate the terminal value. This analysis resulted in implied equity values of Aristotle ranging from a low of $4.87 to a high of $6.53, and a midpoint of $5.61 per share of Common Stock.

*Leveraged Buyout Analysis*

Watch Hill performed a leveraged buyout analysis to determine a reasonable price per share of Common Stock that a hypothetical financial buyer would pay for Aristotle, based on assumptions regarding current capital market conditions, including:

- The amount of debt and associated interest rates a financial buyer could expect to raise in a leveraged acquisition; and
- Expected rates of return for private equity and subordinated debt investors.

Watch Hill observed the 5-year internal rates of return on a potential equity investment assuming exit values in 2014 based on multiples of 4.5x-5.5x fiscal 2014E EBITDA, and assumed a range of internal rates of return on equity invested from 20% to 30%. This analysis resulted in implied equity values of Aristotle ranging from a low of $4.89 to a high of $5.77, and a midpoint of $5.27 per share of Common Stock.

*Market Premiums Paid in Precedent Transactions Analysis*

Watch Hill considered market premiums paid in both precedent (i) short-form mergers and (ii) "going-private" transactions.

Precedent Short-Form Mergers

Watch Hill reviewed publicly available information for selected short-form mergers relative to pre-announcement market trading prices to determine the premiums paid in the transactions over recent trading prices. Watch Hill reviewed precedent short-form mergers since January 2003 and found that the median premium one day, one month and three months prior to announcement was approximately 20%, 22% and 31%, respectively. Using Aristotle's share price as of August 13, 2009, July 14, 2009 and May 14, 2009, Watch Hill calculated the implied equity values of Aristotle based on precedent short-form mergers to be $6.05, $5.58 and $5.76 per share of Common Stock, respectively.

Precedent "Going Private" Transactions

Watch Hill reviewed publicly available information for selected acquisitions of public companies relative to pre-announcement market trading prices to determine the premiums paid in the transactions over recent trading prices. Watch Hill selected these transactions by searching Capital IQ, a financial database, using the following criteria:

- Transactions involving all public, U.S.-based targets in all industries, excluding the REIT, financial, biotechnology, information technology and telecommunication industries;
- Going private transactions (defined as transactions in which a private acquiror acquired a public target and upon completion of the transaction remains a private company), in which the public company receives only cash as consideration and transactions where more than 60% of the shares are purchased; and
- Transactions announced and closed since January 1, 2006, with deal size of $50 million to $250 million.

In examining the acquisition transactions, Watch Hill analyzed the implied median premium (or discount) paid over trading prices for the target company one day, one month and three months prior to announcement to be approximately 34%, 29% and 33%, respectively. Using Aristotle's share prices as of August 13, 2009, July 14, 2009 and May 14, 2009, Watch Hill calculated the implied equity values of Aristotle on selected precedent "going private" transactions to be approximately $6.75, $5.88 and $5.86 per share of Common Stock, respectively.

Watch Hill noted that this method of valuation includes a "control" premium whereas the Merger does not include a "control" premium because the Geneve Entities already control Aristotle with in excess of 90% ownership prior to the Merger.

*Precedent Transactions Analysis*

Watch Hill reviewed the publicly available financial terms of certain transactions involving target companies that it deemed comparable to Aristotle. Watch Hill selected transactions in which the target companies were within the same general industry as Aristotle and the acquiring company purchased a controlling interest in the target.

Watch Hill further refined its search to include those companies for which reliable publicly available data was available and by identifying targets with those characteristics it believed most closely matched the financial and operating characteristics of Aristotle.

Transactions examined included the following: Cambium Learning, Inc.'s acquisition of Voyager Learning Company; Thomas Cressey Equity Partners' acquisition of Excelligence Learning Corp.; School Specialty, Inc.'s acquisition of Delta Education, LLC; Mega Bloks, Inc.'s acquisition of Rose Art Industries, Inc.; Renaissance Learning, Inc.'s acquisition of AlphaSmart, Inc.; ProQuest Co.'s acquisition of Voyager Expanded Learning, Inc.; RC2 Corp.'s acquisition of Learning Curve International, Inc.; School Specialty, Inc.'s acquisition of ABC School Supply, Inc.; School Specialty, Inc.'s acquisition of Premier Agendas, Inc.; The Aristotle Corporation's acquisition of Safe Passage International, Inc.; Nasco International, Inc.'s acquisition of American Educational Products, Inc.; American Education Corporation's acquisition of Dolphin, Inc.; The Aristotle Corporation's acquisition of Simulaids, Inc.; School Specialty, Inc.'s acquisition of Sportime, LLC; and School Specialty, Inc.'s acquisition of Hammond & Stephens, Inc.

Watch Hill analyzed these precedent transactions by calculating the enterprise value implied from the consideration paid in each comparable transaction and multiples of last twelve month ("LTM") earnings before interest, taxes, depreciation, and amortization, adjusted for non-recurring and other non-cash items ("EBITDA"), for the target companies in the comparable transactions. This analysis produced an average LTM EBITDA multiple of 8.5x.

To calculate the implied value per share of the Common Stock based on EBITDA multiples for LTM, Watch Hill divided the implied equity value of Aristotle (as calculated using precedent transaction EBITDA multiples) by the number of shares of Common Stock outstanding on July 31, 2009.

Using Aristotle's LTM EBITDA and the average multiple for LTM EBITDA as determined above of 8.5x, Watch Hill calculated the implied per value per share of Common Stock of Aristotle based on LTM EBITDA multiple analysis, as it relates to selected precedent transactions, as follows:

EBITDA Multiple Valuation
($ in millions, except per share data)

|  | LTM |
|---|---|
| Average EBITDA Multiple | **8.5x** |
| Aristotle EBITDA | $ 33.6 |
| Implied Enterprise Value | $ 285.3 |
| (Less):  Total debt | (10.5) |
| (Less):  Preferred stock (Series I and J) [1] | (72.2) |
| (Less):  Long - term pension obligations | (5.6) |
| (Less):  Investment reserve | (5.1) |
| Plus:      Cash and cash equivalents | 22.9 |
| Plus:      Marketable securities | 4.0 |
| Plus:      Short - and long - term investments | 7.2 |
| Implied Equity Value | $ 226.0 |
| Shares outstanding on July 31, 2009 | 18.0 |
| **Implied Equity Value per Share** | **$ 12.58** |

(1)  Liquidation value

As a result, the analyses based upon precedent transaction multiples of LTM EBITDA resulted in an implied equity value of Aristotle of approximately $12.58 per share of Common Stock.

Watch Hill noted that this method of valuation includes a "control" premium whereas the Merger does not include a "control" premium because the Geneve Entities already control Aristotle with in excess of 90% ownership prior to the Merger.  Additionally, the mergers and acquisition activity in the education industry has been limited in the recent past and, most importantly, given the current capital markets environment, the transactions listed were completed under different, more positive financial and macroeconomic circumstances.

*Public Comparables Analysis*

In analyzing the value of the Common Stock under the comparable public companies method of analysis, Watch Hill considered the following methodologies:

(i) multiples of EBITDA, adjusted for pension expenses in the public comparable companies analysis (including LTM EBITDA and estimated calendar year 2009 ("CY 2009E") EBITDA);
(ii) multiples of earnings per diluted share ("EPS") (including LTM EPS and CY 2009E EPS); and
(iii) multiples of tangible book value (total assets minus any intangible assets minus total liabilities) per diluted share.

For items (i) through (iii), Watch Hill calculated the appropriate multiples by analyzing the publicly available information of companies engaged in businesses which Watch Hill judged to be similar to Aristotle's business (the "Comparable Companies").  These companies were selected because they participate in similar or adjacent markets and maintain financial and operating characteristics that have similarities to those of Aristotle.  While many of the selected companies are larger than Aristotle, they are reasonably comparable in terms of operations, services provided and markets served.  However, none of the companies utilized in this analysis as a comparison is identical to Aristotle.  Separately, it should be noted that the EBITDA and adjusted EPS for Aristotle for the year ending December 31, 2009, are estimated to be substantially lower than for the year ended December 31, 2008.

Comparable Companies:

| | |
|---|---|
| Acme United Corporation | Educational Development Corporation |
| LeapFrog Enterprises, Inc. | Plato Learning Inc. |
| RC2 Corporation | Scholastic Corporation |
| United Stationers Inc. | |

*LTM and CY 2009E EBITDA Multiple Valuations.* To calculate the equity value of Aristotle based on EBITDA multiple valuation methods, Watch Hill compared Aristotle's EBITDA for LTM and CY 2009E to the Comparable Companies. Watch Hill reviewed the historical financial information and calculated EBITDA multiples for the Comparable Companies based on publicly available information, including SEC filings and equity research reports for the Comparable Companies:

EBITDA multiple analysis is useful as a valuation technique because, unlike earnings multiple analysis, it makes it easier to compare the operating performance of companies in a similar industry with different capital structures. EBITDA can be considered an estimation of a company's ability to generate cash from operations. EBITDA multiples are calculated by dividing each company's enterprise value (which is the current market value of a company's equity, plus book value of debt, plus unfunded pensions, plus minority interest, plus preferred equity, minus cash and equivalents) by its EBITDA (adjusted for pension expenses). Enterprise value is an indicator of how the market attributes value to a company as a whole ongoing entity. Watch Hill has calculated the value of a company's equity as the product of the company's closing stock price as of August 13, 2009, multiplied by the number of diluted shares outstanding (calculated using the treasury stock method). As calculated, the Comparable Companies' enterprise values are an average of 7.0x LTM EBITDA and 6.7x CY 2009E EBITDA. EBITDA estimates for the Comparable Companies were obtained from standard industry equity research reports. To calculate the implied equity value per share of Common Stock based on EBITDA multiples, Watch Hill divided the implied equity value of Aristotle (as calculated by applying the EBITDA multiples from the Comparable Companies) at each individual valuation period by the number of shares outstanding on July 31, 2009.

Watch Hill calculated the implied equity value per share of Common Stock based on EBITDA multiple analyses as follows:

EBITDA Multiple Valuation
($ in millions, except per share data)

| | LTM | CY 2009E |
|---|---|---|
| Average EBITDA Multiple | **7.0x** | **6.7x** |
| Aristotle EBITDA [1] | $ 33.6 | $ 30.7 |
| Implied Enterprise Value | $ 234.5 | $ 207.1 |
| (Less): Total debt | (10.5) | (10.5) |
| (Less) Preferred stock (Series I and J) [2] | (72.2) | (72.2) |
| (Less): Long - term pension obligations | (5.6) | (5.6) |
| (Less): Investment reserve | (5.1) | (5.1) |
| Plus: Cash and cash equivalents | 22.9 | 22.9 |
| Plus: Marketable securities | 4.0 | 4.0 |
| Plus: Short - and long - term investments | 7.2 | 7.2 |
| Implied Equity Value | $ 175.2 | $ 147.8 |
| Shares outstanding on July 31, 2009 | 18.0 | 18.0 |
| **Implied Equity Value per Share** | **$ 9.76** | **$ 8.23** |

(1) Forecast based on amended guidance on updated management estimates
(2) Liquidation value
Note: Values for Total debt, Preferred stock (Series I and J), Long- term pension obligations, Investment reserve, Cash and cash equivalents, Marketable securities, and Short- and long- term investments as of June 30, 2009.

As a result, the analyses based upon multiples of LTM EBITDA and CY 2009E EBITDA resulted in implied equity values per share of Aristotle of approximately $9.76 and $8.23 per share of Common Stock, respectively.

*LTM and CY 2009E Price-to-Earnings Multiple Valuations.* To calculate the equity value of Aristotle based on price-to-earnings multiple valuation methods, Watch Hill compared Aristotle's adjusted LTM EPS (see footnote below for adjustment) and CY 2009E EPS to the Comparable Companies. Watch Hill reviewed the historical financial information and calculated price-to-earnings multiples for the Comparable Companies based on publicly available information, including company filings and standard equity research reports.

Price-to-earnings multiples are calculated by dividing a company's share price by its EPS. As indicated, the Comparable Companies are valued at an average of 12.5x LTM EPS and 12.7x CY 2009E EPS. EPS estimates for the Comparable Companies were obtained from standard industry equity research reports. To calculate the implied equity value per share of Common Stock based on price-to-earnings multiples, Watch Hill multiplied the average price-to-earnings multiple by Aristotle's adjusted EPS at each individual valuation period.

Watch Hill calculated the equity value per share of Common Stock of Aristotle based on price-to-earnings multiple analyses as follows:

Price to Earnings Multiple Valuation

|  | LTM | CY 2009E |
| --- | --- | --- |
| Average EPS Multiple | **12.5x** | **12.7x** |
| Aristotle Adjusted EPS [1,2] | $0.48 | $0.45 |
| **Implied Equity Value per Share** | **$5.98** | **$5.80** |

(1) Aristotle EPS adjusted for a $12.4 million investment loss, after tax, in 2008
(2) Forecast based on updated management estimates

As a result, the analyses based upon multiples of LTM EPS and CY 2009E EPS resulted in implied equity values of Aristotle of approximately $5.60 and $5.80 per share of Common Stock, respectively.

*Price-to-Tangible Book Value Multiple Valuations.* To calculate the equity value on a going concern basis of Aristotle based on price-to-tangible book value multiple valuation methods, Watch Hill compared Aristotle's tangible book value per share of Common Stock to the Comparable Companies. Watch Hill reviewed the historical financial information and calculated the price-to-tangible book value multiples of the Comparable Companies based on public filings for the Comparable Companies.

Tangible book value is defined as total assets minus any intangible assets minus total liabilities. The tangible book value multiple is derived by dividing tangible book value into equity value. The tangible book value multiple is a measure of how efficiently a company uses the stockholders' equity to generate income.

As calculated, the Comparable Companies were valued at an average of 2.3x price-to-tangible book value. To calculate the implied equity value per share of Common Stock based on tangible book value multiples, Watch Hill multiplied the price-to-average tangible book value multiple by Aristotle's tangible book value per share of Common Stock.

Watch Hill calculated the implied equity value per share of Common Stock based on tangible book value multiple analyses as follows:

Price to Tangible Book Value Multiple Valuation

| | |
| --- | --- |
| Average Price to Tangible Book Value Multiple | **2.3x** |
| Aristotle Tangible Book Value per Share | $1.63 |
| **Implied Equity Value per share** | **$3.79** |

As a result, the analyses based upon a multiple of tangible book value resulted in an implied equity value of Aristotle of approximately $3.79 per share of Common Stock.

*Series I Preferred Stock*

Aristotle's Series I Preferred Stock is unusual for a public security in terms of its small issue size, limited trading liquidity and minimal investor protections relative to other preferred issues. Watch Hill examined the recent trading history of the Series I Preferred Stock which is currently priced at $7.57 and its 52-week high and low prices are $9.07 and $7.00, respectively. These prices equate to yields of 8.7%, 7.3% and 9.4%, respectively. Watch Hill also reviewed comparably rated (based on an assumed B Aristotle rating) perpetual preferred issues of Alcoa, Inc., AMERCO, Host Hotels & Resorts, Inc., Post Properties, Inc., and Principal Financial Group, Inc., with a high dividend yield of 9.3% and a low dividend yield of 5.9%; such high and low yields would imply prices of $7.10 and $11.19, respectively. Additionally, as a reference range, Watch Hill reviewed BB, B and high yield indices, which were yielding 8.9%, 9.9% and 11.3%, respectively, as of August 13, 2009; such yields would imply prices of $7.41, $6.67 and $5.84, respectively.

*Availability of Presentation Report*

Watch Hill's Presentation Report is available for inspection and copying by interested holders of the Common Stock and/or Series I Preferred Stock, or their representative who has been so designated in writing, at the principal executive offices of Aristotle at 96 Cummings Point Road, Stamford, CT 06902 during normal business hours. Alternatively, Aristotle will forward a copy of Watch Hill's Presentation Report to any interested holders of the Common Stock and/or Series I Preferred Stock, or their representative who has been so designated in writing, upon written request and at the expense of the requesting security holders.

TRANSACTION STATEMENT

**Item 1.    Summary Term Sheet**

See the section above captioned "Summary Term Sheet" beginning on Page 1 of the Schedule 13E-3.

**Item 2.    Subject Company Information**

(a) *Name and Address*. The name of the subject company is The Aristotle Corporation, a Delaware corporation. The principal executive offices of Aristotle are located at 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000. Aristotle's website address is aristotlecorp.net.

Aristotle is subject to the informational reporting requirements of the Exchange Act and in accordance therewith is required to file reports, proxy statements, and other information with the SEC relating to its business, financial condition, and other matters. Such reports, proxy statements and other information are available for inspection and copying at the SEC's public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy, and information statements, and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

(b) *Securities*. The exact titles of the classes of equity securities of Aristotle subject to the Merger are: (i) Common Stock, par value $0.01 per share, and (ii) Series I Preferred Stock, par value $0.01 per share. As of July 31, 2009, there were outstanding 17,962,875 shares of Common Stock and 1,081,427 shares of Series I Preferred Stock. As of July 31, 2009, Aristotle had outstanding options to purchase 42,875 shares of Common Stock pursuant to the 2002 Plan; there were, as of that date, options to purchase 483,333 shares of Common Stock available for grant under the 2002 Plan. Aristotle does not intend to grant any additional options under the 2002 Plan. Aristotle also has outstanding 10,984,971 shares of Series J Preferred Stock, par value $0.01 per share ("Series J Preferred Stock"). The Series J Preferred Stock is privately-held and is not subject to the Merger.

(c) *Trading Market and Price*. The Common Stock is quoted on the NASDAQ Capital Market under the symbol "ARTL."  The high and low sales prices per share of Common Stock on the NASDAQ Capital Market (as reported by NASDAQ) during the fiscal quarters indicated are set forth below

|  | MARKET PRICE $ | |
| --- | --- | --- |
|  | HIGH | LOW |
| **FISCAL YEAR ENDED DECEMBER 31, 2009:** | | |
| December 31 | | |
| September 30 | | |
| June 30 | **5.66** | **3.01** |
| March 31 | **4.99** | **2.74** |

|  | MARKET PRICE $ | |
| --- | --- | --- |
|  | HIGH | LOW |
| **FISCAL YEAR ENDED DECEMBER 31, 2008:** | | |
| December 31 | 9.60 | 2.85 |
| September 30 | 9.65 | 7.11 |
| June 30 | 11.44 | 7.26 |
| March 31 | 14.66 | 9.11 |
| **FISCAL YEAR ENDED DECEMBER 31, 2007:** | | |
| December 31 | 17.92 | 10.10 |
| September 30 | 13.38 | 9.18 |
| June 30 | 13.97 | 10.00 |
| March 31 | 10.45 | 8.73 |

The Series I Preferred Stock is quoted on the NASDAQ Capital Market under the symbol "ARTLP."  The high and low sales prices per share of Series I Preferred Stock (as reported by NASDAQ) during the fiscal quarters indicated are set forth below.

|  | MARKET PRICE $ | |
| --- | --- | --- |
|  | HIGH | LOW |
| **FISCAL YEAR ENDED DECEMBER 31, 2009:** | | |
| December 31 | | |
| September 30 | | |
| June 30 | 8.35 | 7.00 |
| March 31 | 8.60 | 7.50 |

|  | MARKET PRICE $ | |
| --- | --- | --- |
|  | HIGH | LOW |
| **FISCAL YEAR ENDED DECEMBER 31, 2008:** | | |
| December 31 | 8.74 | 7.55 |
| September 30 | 9.09 | 8.06 |
| June 30 | 9.60 | 8.01 |
| March 31 | 9.60 | 8.06 |
| **FISCAL YEAR ENDED DECEMBER 31, 2007:** | | |
| December 31 | 9.46 | 8.05 |
| September 30 | 9.19 | 7.95 |
| June 30 | 9.25 | 8.16 |
| March 31 | 9.57 | 8.07 |

The Series J Preferred Stock is privately-held, and no trading market exists for such shares

On August 21, 2009, the high and low sales prices per share of Common Stock were $4.96 and _$4.90, respectively.  On August 19, 2009, the high and low sales prices per share of Series I Preferred Stock were $7.65.

**STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THEIR SHARES.**

(d) *Dividends.*

Aristotle has not paid any cash dividends on the Common Stock since its inception.

Dividends on the Series I Preferred Stock and the Series J Preferred Stock are payable on March 31 and September 30, if and when declared by Aristotle's Board of Directors.  For each of 2007 and 2008, Aristotle paid semi-annual cash dividends of $.33 and $.36 per share on the outstanding shares of Series I Preferred Stock and Series J Preferred Stock, respectively.  On March 31, 2009, Aristotle paid cash dividends of $.33 and $.36 per share on the outstanding shares of Series I Preferred Stock and Series J Preferred Stock, respectively.  The terms of the Series I Preferred Stock and the Series J Preferred Stock provide that Aristotle may not declare or pay any cash dividends on, or make any other cash distributions with respect to, the shares of Common Stock, unless and until all accrued and unpaid dividends on all outstanding shares of Series I Preferred Stock and Series J Preferred Stock have been paid in full.  In addition, the Credit Agreement among Aristotle, JPMorgan Chase Bank, N.A. and Johnson Bank contains restrictions on Aristotle's ability to pay dividends on the Common Stock.

(e) *Prior Public Offerings*. Neither any of the Filing Persons nor Aristotle has made an underwritten public offering of the shares of Common Stock or Series I Preferred Stock for cash during the past three (3) years that was registered under the Securities Act of 1933, as amended (the "Securities Act"), or exempt from registration thereunder pursuant to Regulation A.

*(f) Purchases of Shares of Capital Stock of Aristotle.*  Since July 31, 2007, Geneve has purchased an aggregate 20,294 shares of Series I Preferred Stock in open-market transactions at prices ranging from $8.10 to $8.50 per share, including accrued and unpaid dividends.  The last such purchase, of 100 shares, was made on September 28, 2008.  Except as set forth above, none of the Filing Persons, nor any affiliate of any of the Filing Persons, has purchased any shares of Common Stock and/or Series I Preferred Stock during the past two (2) years.

## Item 3.    Identity and Background of Filing Persons

### Aristotle Acquisition Corporation

(a) *Name and Address*.  Acquisition Co. was recently formed by the Geneve Entities for the sole purpose of effecting the Merger. Acquisition Co.'s principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  Acquisition Co. and its affiliates (excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) *Business and Background of Entity*.  Acquisition Co. was formed for the sole purpose of merging with and into Aristotle.  Acquisition Co. is organized under the laws of the State of Delaware.  Acquisition Co. has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining Acquisition Co. from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) *Business and Background of Natural Persons*.  The name, business address, position in Acquisition Co., principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Acquisition Co., together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

**Geneve Corporation**

(a) *Name and Address*.  Geneve's principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  Geneve is a private financial holding company.  Geneve and its affiliates (excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) *Business and Background of Entity*.  Geneve is organized under the laws of the State of Delaware.  Geneve has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining Geneve from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) *Business and Background of Natural Persons*.  The name, business address, position in Geneve, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Geneve, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

**Nasco Holdings, Inc.**

(a) *Name and Address*.  Nasco Holdings' principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  Nasco Holdings is a private financial holding company.  Nasco Holdings and its affiliates (excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) *Business and Background of Entity*.  Nasco Holdings is organized under the laws of the State of Wisconsin.  Nasco Holdings has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining Nasco Holdings from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) *Business and Background of Natural Persons*.  The name, business address, position in Nasco Holdings, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of Nasco Holdings, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

**SIC Securities Corp.**

(a) *Name and Address*.  SIC Securities' principal business address, which also serves as its principal office, is 96 Cummings Point Road, Stamford, CT 06902, and its telephone number is (203) 358-8000.  SIC Securities is a private financial holding company.  SIC Securities and its affiliates (excluding officers and directors of Aristotle and/or the Geneve Entities) beneficially own 90.6% of the Common Stock and 5.4% of the Series I Preferred Stock.

(b) *Business and Background of Entity*.  SIC Securities is organized under the laws of the State of Delaware.  SIC Securities has not (i) been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining SIC Securities from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

(c) *Business and Background of Natural Persons*.  The name, business address, position in SIC Securities, principal occupation, five-year employment history, and citizenship of each of the directors and executive officers of

SIC Securities, together with the names, principal businesses, and addresses of any corporations or other organizations in which such occupations are conducted, are set forth on Schedule I hereto.

## Item 4. Terms of the Transaction

(a) *Material Terms*.  Immediately prior to the mailing of the Schedule 13E-3 to Aristotle's public stockholders, the Geneve Entities will contribute to Acquisition Co. an aggregate of 16,279,971 shares of Common Stock, representing 90.6% of the shares of Common Stock outstanding.  On the Effective Date, Acquisition Co. will merge with and into Aristotle pursuant to Section 253 of the DGCL, with Aristotle to be the surviving corporation. To so merge, the Board of Directors and stockholders of Acquisition Co. will approve the Merger, and Acquisition Co. will file a certificate of ownership and merger with the Secretary of State of Delaware.  On the Effective Date:

- each share of Common Stock issued and outstanding immediately prior to the Effective Date will be cancelled and extinguished, and each share of Common Stock (other than shares of Common Stock held by (a) Acquisition Co. and (b) the public stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be converted into and become a right to receive only the Common Stock Merger Price;

- each share of Series I Preferred Stock issued and outstanding prior to the Effective Date (other than shares of Series I Preferred Stock held by (a) the Geneve Entities and (b) the public stockholders, if any, who properly exercise their statutory appraisal rights under the DGCL) will be cancelled and extinguished, and each such share of Series I Preferred Stock will be converted into and become a right to receive only the Series I Preferred Stock Merger Price;

- each share of Acquisition Co's capital stock issued and outstanding immediately prior to the Effective Date will be converted into one validly issued, fully paid and nonassessable share of capital stock of the surviving corporation of the Merger;

- all Company Stock Options will be cancelled and exchanged into the right to receive the Option Payment;

- each share of Series J Preferred Stock issued and outstanding immediately prior to the Effective Date will remain outstanding; and

- immediately following the Effective Date, the Geneve Entities will own all outstanding equity interests in Aristotle.

Under the DGCL, because Acquisition Co. will hold at least 90% of the outstanding shares of Common Stock prior to the Merger, Acquisition Co. will have the power to effect the Merger without a vote of Aristotle's Board of Directors or the public stockholders.  The Filing Persons intend to take all necessary and appropriate action to cause the Merger to become effective on the Effective Date, without a meeting or consent of Aristotle's Board of Directors or the public stockholders.

Upon completion of the Merger, in order to receive the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, each stockholder or a duly authorized representative must (i) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent at: American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219 Attn: Shareholder Services, (718) 921-8317 or (877) 248-6417 (toll free) and (ii) surrender such shares of Common Stock and/or Series I Preferred Stock, as the case may be, by delivering the stock certificate or certificates that, prior to the Merger, had evidenced such shares of Common Stock and/or Series I Preferred Stock to the Paying Agent, as set forth in a Notice of Merger and Letter of Transmittal.  The Notice of Merger and Letter of Transmittal will be mailed to stockholders of record within 10 calendar days of the Effective Date.  Stockholders are encouraged to read the Notice of Merger and Letter of Transmittal carefully when received.

The Merger will be accounted for as a reorganization of entities under the common control of the Geneve Entities.

For a discussion of the reasons of the Filing Persons for engaging in the Merger, see "Purposes, Alternatives, Reasons and Effects of the Merger" beginning on page 6 of the Schedule 13E-3.

For U.S. Federal income tax purposes generally, the receipt of the cash consideration by holders of Common Stock and/or Series I Preferred Stock pursuant to the Merger will be a taxable sale of the holders' shares of Common Stock and/or Series I Preferred Stock, as the case may be. See "Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger" beginning on Page 9 of the Schedule 13E-3.

(c) *Different Terms*. Stockholders of Aristotle will be treated as described in Item 4(a) "Terms of the Transaction—Material Terms" beginning on Page 25 of the Schedule 13E-3.

(d) *Appraisal Rights*. Under the DGCL, record holders of shares of Common Stock and/or Series I Preferred Stock who follow the procedures set forth in Section 262 will be entitled to have their shares of Common Stock and/or Series I Preferred Stock appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of the shares of Common Stock and Series I Preferred Stock, as the case may be, together with interest, if any, as determined by such court. The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger. The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262, a copy of which is attached hereto as Exhibit (a).

A copy of the Schedule 13E-3 and a Notice of Appraisal Rights will be mailed to record holders of the shares of Common Stock and/or Series I Preferred Stock by Acquisition Co. at least 20 days prior to the Effective Date. Any public stockholder entitled to appraisal rights will have the right, within 20 days after the date of mailing of the Notice of Appraisal Rights, to demand in writing from Aristotle an appraisal of such stockholder's shares of Common Stock and/or Series I Preferred Stock. Such demand will be sufficient if it reasonably informs Aristotle of the identity of the stockholder and that the stockholder intends to demand an appraisal of the fair value of such stockholder's shares of Common Stock and/or Series I Preferred Stock. Failure to make such a timely demand would foreclose a stockholder's right to appraisal.

Only a holder of record of shares of Common Stock and/or Series I Preferred Stock is entitled to assert appraisal rights for the shares of Common Stock and/or Series I Preferred Stock registered in such stockholder's name. A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificates. Holders of shares of Common Stock and/or Series I Preferred Stock who hold their shares in brokerage accounts or other nominee forms and wish to exercise appraisal rights should consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such nominee. All written demands for appraisal of shares of Common Stock and/or Series I Preferred Stock should be sent or delivered to H. William Smith, Vice President, General Counsel and Secretary, at Aristotle's offices at 96 Cummings Point Road, Stamford, CT 06902.

If the shares of Common Stock and/or Series I Preferred Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian, or custodian, execution of the demand should be made in that capacity, and if the shares of Common Stock and/or Series I Preferred Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding shares of Common Stock and/or Series I Preferred Stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Common Stock and/or Series I Preferred Stock held for one or more beneficial owners while not exercising such rights with respect to the shares of Common Stock and/or Series I Preferred Stock held for other beneficial owners; in such case, the written demand should set forth the number of shares of Common Stock and/or Series I Preferred Stock as to which appraisal is sought and where no number of shares of Common Stock and/or Series I Preferred Stock is expressly mentioned the demand will be presumed to cover all shares of Common Stock and/or Series I Preferred Stock held in the name of the record owner.

Within 120 calendar days after the Effective Date, Aristotle, or any stockholder entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock and/or Series I Preferred Stock of all such stockholders. Aristotle is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock and/or Series I Preferred Stock. Accordingly, it is the obligation of the stockholders to initiate all necessary action to perfect their appraisal rights within the time frame prescribed in Section 262. If a stockholder files a petition, a copy of such petition must be served on Aristotle.

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights, assuming that appraisal rights are available, will be entitled, upon written request, to receive from Aristotle a statement setting forth the aggregate number of shares of Common Stock and/or Series I Preferred Stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares of Common Stock and/or Series I Preferred Stock. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Aristotle or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy is served upon Aristotle, Aristotle will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of Common Stock and/or Series I Preferred Stock and with whom agreements as to the value of such shares of Common Stock and/or Series I Preferred Stock have not been reached. After notice to those stockholders as required by the Court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights. After a hearing on such petition, the Delaware Court of Chancery will determine the stockholders entitled to appraisal rights and will determine the fair value of the shares of Common Stock and/or Series I Preferred Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock and/or Series I Preferred Stock as determined under Section 262 could be more than, the same as, or less than the amount per share that they would otherwise receive if they did not seek appraisal of their shares of Common Stock and/or Series I Preferred Stock. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy is generally a dissenter's exclusive remedy. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock and/or Series I Preferred Stock have been appraised. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock and/or Series I Preferred Stock in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all the shares of Common Stock and/or Series I Preferred Stock entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold shares of Common Stock and/or Series I Preferred Stock represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Any stockholder who has demanded an appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Common Stock and/or Series I Preferred Stock (except dividends or other distributions payable to holders of record of shares of Common Stock and/or Series I Preferred Stock as of a date prior to the Effective Date).

If any stockholder who demands appraisal of shares of Common Stock and/or Series I Preferred Stock under Section 262 fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock and/or Series I Preferred Stock of such holder will be converted into the right to receive the Common Stock Merger Price or Series I Preferred Stock Merger Price, as the case may be. A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date. A stockholder may withdraw a demand for appraisal by delivering to Aristotle a written withdrawal of the demand for appraisal and acceptance of the Common Stock Merger Price or the Series I Preferred Stock Merger Price, as the case may be, except that any such attempt to withdraw made more than 60 calendar days after the Effective Date will require the written approval of Aristotle. Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

For Federal income tax purposes, stockholders who receive cash for their shares of Common Stock and/or Series I Preferred Stock upon exercise of their statutory right of dissent may realize taxable gain or loss. See "Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger—Effects—Certain Federal Income Tax Consequences of the Merger."

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Exhibit (a).

**STOCKHOLDERS ARE URGED TO READ EXHIBIT (a) IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.**

(e) *Provisions for Unaffiliated Security Holders*. None of the Filing Persons intends to grant the public stockholders special access to Aristotle's corporate files in connection with the Merger. None of the Filing Persons intends to obtain counsel or appraisal services for the public stockholders.

(f) *Eligibility for Listing or Trading.* Not applicable.

### Item 5.  Past Contacts, Transactions, Negotiations and Agreements

(a) *Transactions.* Aristotle and Geneve operate under cost-sharing arrangements pursuant to which certain administrative items, such as certain executive officer compensation and benefits, are allocated between the companies. During 2008 and 2007, Aristotle accrued and paid to Geneve approximately $1.1 million and $1.0 million, respectively, under such arrangements. Included in these amounts is consideration, at prevailing rates, paid by Aristotle to Geneve for Aristotle's use of office space and related services at Geneve's corporate headquarters. In addition, certain directors, officers and/or employees of Aristotle or its subsidiaries, who are also directors, officers and/or employees of Geneve, received compensation and benefits from Geneve for services rendered thereto since January 1, 2007.

Aristotle (including certain qualifying domestic subsidiaries) is included in the Federal income tax return and certain State income tax returns of Geneve. The provision for income taxes for Aristotle is determined on a separate return basis in accordance with the terms of a tax sharing agreement with Geneve, and payments for Federal and certain state income taxes are made to Geneve. Aristotle made income tax payments to Geneve under such arrangement of $9.7 million in 2008 and $4.5 million in 2007.

(b) *Significant Corporate Events.* Other than as described in the Schedule 13E-3 with respect to the Merger, there have been no negotiations, transactions, or material contacts that occurred during the past two (2) years between (i) any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I hereto and (ii) Aristotle or its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Aristotle's securities, election of Aristotle's directors, or sale or other transfer of a material amount of assets of Aristotle.

(c) *Negotiations or Contacts*. Other than as described in the Schedule 13E-3 with respect to the Merger, there have been no other negotiations or material contacts that occurred during the past two (2) years concerning the matters referred to in paragraph (b) of this Item 5 between (i) any affiliates of Aristotle or (ii) Aristotle or any of its affiliates and any person not affiliated with Aristotle who would have a direct interest in such matters.

*(e) Agreements Involving the Subject Company's Securities.* A Contribution Agreement, dated August 24, 2009 (the "Contribution Agreement"), was entered into by and among the Geneve Entities and Acquisition Co. Pursuant to the terms and conditions of the Contribution Agreement, the Geneve Entities will contribute to Acquisition Co. a total of 16,279,971 shares of Common Stock immediately prior to the mailing of the Schedule 13E-3 to Aristotle's public stockholders. A copy of the Contribution Agreement is attached as Exhibit (b) hereto.

Except as set forth above, there are no agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of any of the Filing Persons, any of the persons on Schedule I hereto and any other person with respect to any securities of Aristotle.

## Item 6.    Purposes of the Transaction and Plans or Proposals

(b) *Use of Securities Acquired.* The shares of Common Stock and Series I Preferred Stock acquired in the Merger from the public stockholders will be cancelled.

(c) *Plans.* It is currently expected that, following consummation of the Merger, the business and operations of Aristotle will, except as otherwise set forth in the Schedule 13E-3, be conducted by Aristotle substantially as they currently are being conducted. The Filing Persons intend to continue to evaluate the business and operations of Aristotle with a view to maximizing Aristotle's potential, and they will take such actions as they deem appropriate under the circumstances and market conditions then existing. The Filing Persons intend to cause Aristotle to terminate the registration of the shares of Common Stock and Series I Preferred Stock under Section 12(g)(4) of the Exchange Act following the Merger, which would result in the suspension of Aristotle's duty to file reports pursuant to the Exchange Act. For additional information see Item 4 "Terms of the Transaction" and "Special Factors— Purposes, Alternatives, Reasons, and Effects of the Merger—Effects" beginning on Page 6 of the Schedule 13E-3.

The Filing Persons do not currently have any commitment or agreement and are not currently negotiating for the sale of any of Aristotle's businesses. Additionally, the Filing Persons do not currently contemplate any material change in the composition of Aristotle's current management.

Except as otherwise described in the Schedule 13E-3, Aristotle has not, and the Filing Persons have not, as of the date of the Schedule 13E-3, approved any specific plans or proposals for:

- any extraordinary transaction, such as a merger, reorganization or liquidation involving Aristotle or any of its subsidiaries after consummation of the Merger;

- any purchase, sale or transfer of a material amount of assets currently held by Aristotle or any of its subsidiaries after consummation of the Merger;

- any material change in Aristotle's dividend rate or policy, or indebtedness or capitalization;

- any change in the Board of Directors or management of Aristotle;

- any other material change in Aristotle's corporate structure or business;

- any class of equity securities of Aristotle being delisted from a national securities exchange or ceasing to be quoted on an automated quotations system;

- any class of equity securities of Aristotle becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

- the suspension of Aristotle's obligation to file reports under Section 15(d) of the Exchange Act.

**Item 7.    Purposes, Alternatives, Reasons, and Effects of the Merger**

See "Special Factors—Purposes, Alternatives, Reasons, and Effects of the Merger" beginning on Page 6 of the Schedule 13E-3 and "Special Factors—Certain U.S. Federal Income Tax Consequences" beginning on Page 9 of the Schedule 13E-3.

**Item 8.    Fairness of the Transaction**

See "Special Factors—Fairness of the Merger" beginning on Page 11 of the Schedule 13E-3.

**Item 9.    Reports, Opinions, Appraisals, and Negotiations**

See "Special Factors—Reports, Opinions, Appraisals, and Negotiations" beginning on Page 13 of the Schedule 13E-3.

**Item 10.   Source and Amounts of Funds or Other Consideration**

(a) *Source of Funds*.  The total amount of funds to be required to effect the Merger, including related fees and expenses, is estimated to be $16.6 million.  The proceeds for the Merger will come from internal funds of the Geneve Entities.

(b) *Conditions*.  Consummation of the Merger is subject to consent of the lenders under the Credit Agreement among Aristotle, JPMorgan Chase Bank, N.A. and Johnson Bank; preliminary discussions with the agent for the lenders indicate that such consent will be obtained.  The Filing Persons are not under any obligation to consummate the Merger and could decide to withdraw from the transaction at any time prior to the Effective Date.

(c) *Expenses*.  The Paying Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Merger, including certain liabilities under U.S. Federal securities laws.

None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the Merger.  Brokers, dealers, commercial banks, and trust companies will, upon request, be reimbursed by the Filing Persons for customary mailing and handling expenses incurred by them in forwarding materials to their customers.

The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the Merger:

|  | Fees($) |
|---|---|
| Legal fees and expenses |  |
| Filing | 915 |
| Valuation Analysis | 75,000 |
| Printing |  |
| Paying Agent (including mailing) | 25,000 |
| Miscellaneous fees and expenses |  |
| **Total** |  |

(d) *Borrowed Funds*. See Item 10(a) "Source and Amount of Funds or Other Consideration—Source of Funds" beginning on Page 30 of the Schedule 13E-3.

**Item 11.   Interest in Securities of the Subject Company**

(a) *Securities Ownership*.  Prior to consummation of the Merger, the Geneve Entities will contribute to Acquisition Co. an aggregate of (i) 16,279,971 shares of Common Stock, representing 90.6% of the outstanding shares of Common Stock.  Because the Geneve Entities hold, in the aggregate, 100% of the equity interest in Acquisition Co., they may also be deemed to be the beneficial owners of these shares of Common Stock.  Details regarding the ownership of shares of Common Stock and Series I Preferred Stock by the persons named on Schedule I to the Schedule 13E-3 are set out thereon.

(b) *Securities Transactions*.  The Geneve Entities will contribute to Acquisition Co. an aggregate of 16,279,971 shares of Common Stock prior to the Merger.  There were no transactions in the shares of Common Stock or Series I Preferred Stock effected during the past 60 days by the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons named on Schedule I hereto.

## Item 12.   The Solicitation or Recommendation

Not Applicable.

## Item 13.   Financial Statements

(a) *Financial Information*.  The audited consolidated financial statements of Aristotle and its subsidiaries (including any notes and schedules applicable thereto) for the years ended December 31, 2008 and 2007 are incorporated herein by reference to the Consolidated Financial Statements and Supplementary Data of Aristotle included as Item 8 to Aristotle's Annual Report on Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K").

The unaudited balance sheets, comparative year-to-date income statements and related earnings per share data, statements of cash flows, and comprehensive income of Aristotle and its subsidiaries (including any notes and schedules applicable thereto) for the six month periods ended June 30, 2009 and 2008 are incorporated herein by reference to the financial statements (unaudited) included as Item 1 to Aristotle's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (the "Form 10-Q").

Aristotle is subject to the informational and reporting requirements of the Exchange Act and in accordance therewith files and furnishes periodic reports (including the Form 10-K and the Form 10-Q), proxy statements and other information ("Company Reports") with the SEC relating to its business, financial condition and other matters. Such Company Reports and other information may be read and copied at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, or free of charge at the Web site maintained by the SEC at http://www.sec.gov.

Aristotle's ratio of earnings to fixed charges was 1.26 to 1 and 1.32 to 1 for the years ended December 31, 2008 and 2007, respectively, and 1.10 to 1 and 1.5 to 1 for the six month periods ended June 30, 2009 and 2008, respectively.

Aristotle's book value per share of Common Stock was $2.15 and $2.42 as of December 31, 2008 and December 31, 2007, respectively.  The liquidation value of the Series I Preferred Stock is $6.00 per share.

(b) Pro Forma Information.  Not material.

(c) *Summary Information*. Set forth below is certain selected consolidated financial information with respect to Aristotle and its subsidiaries excerpted or derived by the Filing Persons from the audited consolidated financial statements of Aristotle contained in the Form 10-K and the unaudited consolidated financial statements of Aristotle contained in the Form 10-Q.  More comprehensive financial information is included in the Company Reports and in other documents filed by Aristotle with the SEC, and the following financial information is qualified in its entirety by reference to the Company Reports and other documents and all of the financial information (including any related notes and schedules) contained therein or incorporated therein by reference.

The selected financial information presented below (i) as of and for the years ended December 31, 2008 and 2007, has been derived from Aristotle's Consolidated Financial Statements which have been audited by the Independent Registered Public Accounting Firm of KPMG LLP and (ii) as of and for the six month periods ended June 30, 2009 and 2008, is unaudited and has been derived from Aristotle's Form 10-Q.  The selected financial information (including any related notes and schedules) should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

## SELECTED CONSOLIDATED FINANCIAL INFORMATION
**STATEMENT OF OPERATIONS DATA**
($ in millions, except per share items)

| | | Six Months Ended June 30, 2009 | Six Months Ended June 30, 2008 | Year Ended December 31, 2008 | Year Ended December 31, 2007 |
|---|---|---|---|---|---|
| Net sales | $ | 97.7 | 107.2 | 212.8 | 211.6 |
| Cost of goods sold | | 58.3 | 65.0 | 129.8 | 129.6 |
| Gross profit | | 39.4 | 42.2 | 83.0 | 82.0 |
| Selling and administrative expenses | | 24.0 | 23.6 | 48.4 | 47.0 |
| Earnings from operations | | 15.4 | 18.6 | 34.6 | 35.0 |
| Interest expense | | .6 | .6 | 1.1 | 1.4 |
| Other expense (income)[1] | | (.3) | (.6) | 19.8 | (1.5) |
| | | .3 | .0 | 20.9 | (.1) |
| Earnings before income taxes | | 15.1 | 18.6 | 13.7 | 35.1 |
| Income taxes: | | | | | |
| Current | | 7.2 | 6.3 | 6.9 | 7.4 |
| Deferred | | .1 | .7 | (1.8) | 4.2 |
| | | 7.3 | 7.0 | 5.1 | 11.6 |
| Net earnings | | 7.8 | 11.6 | 8.6 | 23.5 |
| Preferred dividends | | 4.3 | 4.3 | 8.6 | 8.6 |
| Net earnings applicable to common stockholders | $ | 3.5 | 7.3 | .0 | 14.9 |
| Earnings per share: | | | | | |
| Basic earnings per share | $ | .19 | .41 | .00 | .84 |
| Diluted earnings per share | | .19 | .41 | .00 | .84 |
| **CASH FLOW DATA** | | | | | |
| *($ in millions)* | | | | | |
| Operating activities | $ | 11.9 | 7.5 | 25.2 | 20.5 |
| Investing activities | | .1 | (5.3) | (8.7) | (13.1) |
| Financing activities | | (4.4) | (1.3) | (6.8) | (7.6) |
| **BALANCE SHEET DATA** | | | | | |
| *($ in millions)* | | | | | |
| Cash and equivalents | $ | 22.9 | 6.4 | 15.3 | 5.6 |
| Total current assets | | 104.4 | 107.3 | 99.9 | 97.1 |
| Total assets | | 157.8 | 160.9 | 153.3 | 149.4 |
| Total long-term debt | | 10.2 | 11.5 | 10.4 | 8.7 |
| Total current liabilities | | 24.1 | 21.7 | 23.7 | 19.7 |
| Total liabilities | | 42.5 | 38.2 | 42.4 | 33.8 |
| Total stockholder's equity | | 115.4 | 122.6 | 110.9 | 115.7 |

[1] In December 2008, Aristotle became aware of certain activities engaged in by a non-affiliate broker-dealer with whom assets of Aristotle had been invested.  As a result, the value of the investment was reduced to estimated recoverable amounts in 2008 (see Note 2(h) of the Notes to the Consolidated Financial Statements included in Item 8 to the Form 10-K).

## Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

(a) *Solicitations or Recommendations*. There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the Merger.

(b) *Employees and Corporate Assets*. No officer, class of employees or, corporate assets of Aristotle has been or will be employed by or used by the Filing Persons in connection with the Merger.  Notwithstanding the foregoing, in preparing the Schedule 13E-3, the Filing Persons relied upon estimates and projections prepared by certain officers and employees of Aristotle relating to the business of Aristotle following consummation of the Merger.

## Item 15.  Additional Information

None.

## Item 16.  Exhibits

| Exhibit Number | Description |
|---|---|
| (a) | Delaware General Corporation Law – Section 262 – Appraisal Rights |
| (b) | Contribution Agreement |
| (c) | Form of Notice of Merger |
| (d) | Form of Notice of Availability of Appraisal Rights |

# SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 24, 2009

## LRTA, INC.

By: /s/ Steven B. Lapin
    Name: Steven. B. Lapin
    Title: President

## GENEVE CORPORATION

By: /s/ Steven B. Lapin
    Name: Steven B. Lapin
    Title: President

## NASCO HOLDINGS, INC.

By: /s/ Steven B. Lapin
    Name: Steven B. Lapin
    Title: President

## SIC SECURITIES CORP.

By: /s/ Steven B. Lapin
    Name: Steven B. Lapin
    Title: Vice President

**SIGNATURE PAGE TO SCHEDULE 13E-3**

**DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS**

The name, business address, position with entity, present principal occupation or employment, five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

**LRTA, INC.**

| NAME AND ADDRESS | POSITION WITH ACQUISITION CO. | PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY |
|---|---|---|
| Steven B. Lapin<br>96 Cummings Point Road<br>Stamford, CT 06902 | Director and President | Mr. Lapin has served as President and Chief Operating Officer and as a director of Aristotle since June 2002. Mr. Lapin has also been President, Chief Operating Officer and a director of Geneve for more than the past five years. Mr. Lapin is Vice Chairman and a director of Independence Holding Company ("IHC"), a publicly-held holding company engaged principally in the life and health insurance business. |
| Edward Netter<br>96 Cummings Point Road<br>Stamford, CT 06902 | Director | Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years. Mr. Netter is Chairman and a director of IHC, and a director of American Independence Corp. ("AMIC"), a publicly-held holding company which, through its subsidiaries, is in the insurance and reinsurance business. Mr. Netter is the non-executive Chairman and a director of Aristotle. |
| Roy T.K. Thung<br>96 Cummings Point Road<br>Stamford, CT 06902 | Director | Mr. Thung has been Executive Vice President of Geneve for more than the past five years. He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years. Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002. Mr. Thung is a director of Aristotle. |
| H. William Smith<br>96 Cummings Point Road<br>Stamford, CT 06902 | Vice-President and Secretary | Mr. Smith has been Vice President, General Counsel and Secretary of Aristotle since July 2002. Mr. Smith has been Vice President-Legal and Secretary of Geneve since July 2002. |

At the Effective Date, Acquisition Co. will directly own 16,279,971 shares of Common Stock, which constitutes 90.6% of the outstanding shares thereof. Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle. Mr. Smith owns 10,000 shares of Common Stock, which constitutes .1% of the outstanding shares of Common Stock. The shares of Common Stock and Series I Preferred Stock owned by Messrs. Lapin and Smith do not include any shares owned by Geneve. Mr. Netter and members of his family have voting control over Acquisition Co. Mr. Netter disclaims beneficial ownership as to the shares of Common Stock and Series I Preferred Stock owned by Acquisition Co. Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of Acquisition Co. beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Acquisition Co.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

**GENEVE CORPORATION**

| NAME AND ADDRESS | POSITION WITH GENEVE | PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY |
|---|---|---|
| Edward Netter<br>96 Cummings Point Road<br>Stamford, CT 06902 | Chairman and Chief Executive Officer | Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years. Mr. Netter is Chairman and a director of IHC, and a director of American Independence Corp. ("AMIC"), a publicly-held holding company which, through its subsidiaries, is in the insurance and reinsurance business. Mr. Netter is the non-executive Chairman and a director of Aristotle. |
| Steven B. Lapin<br>96 Cummings Point Road<br>Stamford, CT 06902 | Director and President and Chief Operating Officer | Mr. Lapin has been President, Chief Operating Officer and a director of Geneve for more than the past five years. Mr. Lapin has also served as President and Chief Operating Officer and as a director of Aristotle since June 2002. Mr. Lapin is Vice Chairman and a director of IHC. |
| Roy T.K. Thung<br>96 Cummings Point Road<br>Stamford, CT 06902 | Executive Vice President | Mr. Thung has been Executive Vice President of Geneve for more than the past five years. He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years. Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002. Mr. Thung is a director of Aristotle. |

Immediately prior to the contribution of shares of Common Stock to Acquisition Co. pursuant to the terms of the Contribution Agreement, Geneve will directly own 1,279,971 shares of Common Stock and 58,629 shares of Series I Preferred Stock, which constitutes 7.1% and 5.4%, respectively, of the outstanding shares of each such class of capital stock of Aristotle and indirectly the shares held by Nasco Holdings and SIC Securities. . Mr. Netter and members of his family have voting control over Geneve. Mr. Netter disclaims beneficial ownership as to the shares of Common Stock and Series I Preferred Stock owned by Geneve. Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle. The shares of Common Stock and Series I Preferred Stock owned by Mr. Lapin do not include any shares owned by Geneve. Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of Geneve beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Geneve.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

**NASCO HOLDINGS, INC.**

| NAME AND ADDRESS | POSITION WITH NASCO HOLDINGS | PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY |
|---|---|---|
| Edward Netter<br>96 Cummings Point Road<br>Stamford, CT 06902 | Chairman | Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years. Mr. Netter is Chairman and a director of IHC, and a director of AMIC. Mr. Netter is the non-executive Chairman and a director of Aristotle. |
| Steven B. Lapin<br>96 Cummings Point Road<br>Stamford, CT 06902 | President and Director | Mr. Lapin has been President, Chief Operating Officer and a director of Geneve for more than the past five years. He has also served as President and Chief Operating Officer and as a director of Aristotle since June 2002. Mr. Lapin is Vice Chairman and a director of IHC. |
| Roy T.K. Thung<br>96 Cummings Point Road<br>Stamford, CT 06902 | Vice President and Director | Mr. Thung has been Executive Vice President of Geneve for more than the past five years. He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years. Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002. Mr. Thung is a director of Aristotle. |

Immediately prior to the contribution of shares of Common Stock to Acquisition Co. pursuant to the terms of the Contribution Agreement, Nasco Holdings will directly own 15,000,000 shares of Common Stock and 10,000,000 shares of Series J Preferred Stock which constitutes 83.5% and 91.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle. Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle. The shares of Common Stock and Series I Preferred Stock owned by Mr. Lapin do not include any shares owned by Nasco Holdings. Mr. Netter and members of his family have voting control over Nasco Holdings. Mr. Netter disclaims beneficial ownership as to the shares of Common Stock and Series J Preferred Stock owned by Nasco Holdings. Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of Nasco Holdings beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Geneve.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

**SIC SECURITIES CORP.**

| NAME AND ADDRESS | POSITION WITH SIC SECURITIES | PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY |
|---|---|---|
| Edward Netter<br>96 Cummings Point Road<br>Stamford, CT 06902 | President | Mr. Netter has been Chairman, Chief Executive Officer and a director of Geneve for more than the past five years. Mr. Netter is Chairman and a director of IHC, and a director AMIC. Mr. Netter is the non-executive Chairman and a director of Aristotle. |
| Steven B. Lapin<br>96 Cummings Point Road<br>Stamford, CT 06902 | Vice President and Director | Mr. Lapin has been President, Chief Operating Officer and a director of Geneve for more than the past five years. He has also served as President and Chief Operating Officer and as a director of Aristotle since June 2002. Mr. Lapin is Vice Chairman and a director of IHC. |
| Roy T.K. Thung<br>96 Cummings Point Road<br>Stamford, CT 06902 | Vice President and Director | Mr. Thung has been Executive Vice President of Geneve for more than the past five years. He has been a director and served as Chief Executive Officer and President of IHC for more than the past five years. Mr. Thung has served as a director of AMIC since July 2002 and as Chief Executive Officer and President of AMIC since November 2002. Mr. Thung is a director of Aristotle. |

Immediately prior to the contribution of shares of Common Stock to Acquisition Co. pursuant to the terms of the Contribution Agreement, SIC Securities will directly own 225,000 shares of Common Stock and 984,971 shares of Series J Preferred Stock which constitutes 1.4% and 9.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle. Mr. Lapin owns 195,665 shares of Common Stock and 32,275 shares of Series I Preferred Stock, which constitutes 1.1% and 3.0%, respectively, of the outstanding shares of each such class of capital stock of Aristotle. The shares of Common Stock and Series I Preferred Stock owned by Mr. Lapin do not include any shares owned by SIC Securities. Mr. Netter and members of his family have voting control over SIC Securities. Mr. Netter disclaims beneficial ownership as to the shares of Common Stock and Series J Preferred Stock owned by SIC Securities. Other than as set forth herein, to the knowledge of the Filing Persons, no director or executive officer of SIC Securities beneficially owns any shares of Common Stock (or rights to acquire shares of Common Stock) and/or shares of Series I Preferred Stock, except to the extent any such person may be deemed to beneficially own shares of Common Stock and/or Series I Preferred Stock beneficially owned by Geneve.

The principal business address of each of American Independence Corp. and Independence Holding Company is 96 Cummings Point Road, Stamford, CT 06902.

**ADDITIONAL INFORMATION REGARDING THE CONTROLLING PERSONS**

To the knowledge of the Filing Persons, no person for whom information is provided in this *Schedule I* (i) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining the person from future violations of, or prohibiting activities subject to, Federal or state securities laws, or a finding of any violation of Federal or state securities laws.

Each person for whom information is provided in this Schedule I is a U.S. citizen.

**DELAWARE GENERAL CORPORATION LAW**

Section 262.  Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to §228 or §253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

## CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT is made as of this 24[th] day of August, 2009, by and among Nasco Holdings, Inc., a Wisconsin corporation ("Nasco Holdings"), SIC Securities Corp., a Delaware corporation ("SIC Securities"), and Geneve Corporation., a Delaware corporation ("Geneve," and together with Nasco Holdings and SIC Securities, are, collectively, the "Geneve Entities), and LRTA, Inc., a newly created Delaware corporation (the "Company ") owned by the Geneve Entities.

### Recitals

A. The Geneve Entities, which collectively own 90.6% of the outstanding shares of Common Stock, par value $0.01 per share ("Common Stock"), of The Aristotle Corporation, a Delaware corporation ("Aristotle "), have filed a Transaction Statement on Schedule 13E-3, as amended (the Schedule 13E-3") with the Securities and Exchange Commission announcing their intention to cause the Company to effect a "short-form" merger (the "Merger ") with and into Aristotle under Section 253 of the Delaware General Corporation Law (the "DGCL "), with Aristotle as the surviving corporation (the "Surviving Corporation"), pursuant to which (i) each share of Common Stock (A) not owned by the Company and (B) as to which appraisal rights are not exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $5.50 in cash, without interest (the "Common Stock Merger Price"), and (ii) each share of Series I Preferred Stock, par value $0.01 per share ("Series I Preferred Stock"), (A) not owned by any of the Geneve Entities and (B) as to which appraisal rights are not exercised (as described in the Schedule 13E-3) will be cancelled and automatically converted into the right to receive $7.00 in cash, without interest, plus accrued and unpaid dividends to the date of the consummation of the Merger (the "Effective Date") (the "Series I Preferred Stock Merger Price"),

B. To effect the Merger, pursuant to the terms and conditions set forth herein, the Geneve Entities desire to contribute to the Company, immediately prior to the mailing of the Schedule 13E-3 to Aristotle's public stockholders, all of their respective shares of Aristotle Common Stock, as of such time.

C. Following the contribution by the Geneve Entities of their shares of Aristotle Common Stock pursuant to this Agreement, the Company will hold 90.6% of the outstanding shares of Aristotle Common Stock.

D. Each of the Geneve Entities desires to evidence herein its unanimous consent to, and approval of, the Merger.

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, the parties hereto agree as follows:

1.      Interpretation of this Agreement.

   (a) Terms Defined. As used in this Agreement, the following terms when used in this Agreement have the meanings set forth below:

"Agreement" means this Contribution Agreement and all exhibits and schedules hereto, as amended, modified or supplemented from time to time.

"Company Common Stock" means the Company's common stock, par value $.01 per share.

"Company" shall have the meaning given to it in the preamble of this Agreement.

"Contributed Shares" shall have the meaning given to it in Section 2(a) of this Agreement.

"DGCL" shall have the meaning given to it in the recitals of this Agreement.

"Effective Date" shall have the meaning given to it in the recitals of this Agreement.

"Geneve Entities" shall have the meaning given to it in the preamble to this Agreement.

"Merger" shall have the meaning given to it in the recitals to this Agreement.

"Person" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

"Securities Act" means the Securities Act of 1933, as amended.

"Shares" shall have the meaning given to it in Section 2(b) of this Agreement.

"Subsidiary" when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or other ownership interests or (b) securities or other interests having by their terms ordinary voting power to elect more than 50% of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries.

"Surviving Corporation" shall have the meaning given to it in the recitals to this Agreement.

(b) Interpretation. Wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural, and pronouns stated in masculine, feminine or neuter gender shall include the masculine, feminine and the neuter.

2.    Contribution of Aristotle Common Stock; Issuance of Shares; Consent to Merger.

(a)    Contribution of Aristotle Common Stock. Immediately prior to the mailing of the Schedule 13E-3 to Aristotle's public stockholders, each of the Geneve Entities shall contribute, assign and transfer to the Company, and the Company shall accept, all of the shares of Common Stock held by such Geneve Entity, as set forth opposite such Geneve Entity's name on Exhibit A hereto (the "Contributed Shares"), free and clear of all liens, claims, encumbrances and restrictions of any kind whatsoever.

(b)    Issuance of Shares. In consideration for each Geneve Entity's contribution of the Contributed Shares to the Company pursuant to Section 2(a) hereof, the Company shall issue to each Geneve Entity the shares of Company Common Stock as set forth opposite such Geneve Entity's name on Exhibit A hereto (the "Shares"), free and clear of any liens, claims, encumbrances and restrictions of any kind whatsoever.  Upon the issuance of the Shares, all other outstanding shares of Company Common Stock will be cancelled.

(c)    Consent to the Merger. Each of the Geneve Entities, as evidenced by its signature hereto, in lieu of a special meeting of the stockholders of the Company, does hereby consent to and approve (i) the Merger, (ii) the execution, delivery and performance by the Company of a Certificate of Ownership and Merger, in substantially the form of Exhibit B hereto, and (iii) the other transactions contemplated herein and therein.

(d)    Representations and Warranties of the Company. The Company hereby represents and warrants to the Geneve Entities as follows:

(i)    Organization; Power and Authority. The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware.  The Company has full corporate power and authority to carry on the business in which it is engaged and to own and use the properties owned and used by it. Before giving effect to the transactions contemplated herein, the Company does not have any Subsidiaries, and does not own, directly or indirectly, any capital stock or other equity interests in any other Person.

(ii)    Authorization of Transaction; Agreement Binding. The Company has full corporate power and authority to execute and deliver, and to perform its obligations under, this Agreement.  This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, except as such enforcement may be limited by general equitable principles or by applicable bankruptcy, insolvency or similar laws which affect creditors' rights generally.

(iii)     No Conflict. The execution, delivery and performance of this Agreement by the Company do not and will not violate, conflict with, or result in a breach of or default under (A) the Company's Certificate of Incorporation or Bylaws; (B) any applicable law, order, judgment or decree; or (C) any agreement, contract, understanding, mortgage, indenture or other obligation to which the Company is a party or by which any of its assets or properties are bound.

(e)     Representations and Warranties of the Geneve Entities. Each Geneve Entity, but only as to itself, hereby represents and warrants to the Company as follows:

(i)     Capacity. Such Geneve Entity has full capacity to execute and deliver, and to perform such Geneve Entity's obligations under, this Agreement.

(ii)     Agreement Binding. This Agreement constitutes the valid and legally binding obligation of such Geneve Entity, enforceable in accordance with its terms.

(iii)     Acquisition for Investment. Such Geneve Entity is acquiring the Shares for investment solely for such Geneve Entity's account and not with a view to or for sale in connection with any distribution thereof in violation of the federal securities laws, applicable state securities laws or this Agreement.

(iv)     Accredited Investor. Such Geneve Entity is an "accredited investor" within the meaning of Rule 501 promulgated under the Securities Act.

(v)     Title to Contributed Shares. Such Geneve Entity owns the Contributed Shares set forth opposite such Geneve Entity's name on Exhibit A hereto, free and clear of any liens, claims, encumbrances and restrictions of any kind whatsoever.

3.     Termination. This Agreement and the obligation of the Geneve Entities to contribute the Contributed Shares will terminate automatically and immediately upon the earlier to occur of (a) the full discharge of the obligations herein in connection with the Merger and (b) the irrevocable decision of the Geneve Entities not to proceed with the Merger.

4.     Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or any other jurisdiction, but this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in this Agreement.

5.     Complete Agreement. This Agreement embodies the complete agreement and understanding among the parties and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way.

6.     Counterparts. This Agreement may be executed on separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.  Any telecopied signature shall be deemed a manually executed and delivered original.

7.     Successors and Assigns. This Agreement is intended to bind and inure to the benefit of and be enforceable by the Geneve Entities, the Company, and their respective successors and assigns (including subsequent holders of the Shares) and, where applicable, heirs and personal representatives.

8.     Choice of Law; Jurisdiction. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Connecticut without regard to conflicts of law principles thereof.  The parties hereby irrevocably submit to the personal jurisdiction of the

courts of the State of Connecticut, and the Federal courts of the United States of America located in the State of Connecticut, solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Connecticut State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in herein or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

9. <u>Waiver of Jury Trial</u>. Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or relating to this Agreement, or any of the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications expressed above.

10. <u>Remedies</u>. Each of the parties to this Agreement will be entitled to enforce its rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

11. <u>Amendments and Waivers</u>. No provision of this Agreement may be amended or waived without the prior written consent or agreement of the Geneve Entities and the Company.

12. <u>Business Days</u>. Whenever the terms of this Agreement call for the performance of a specific act on a specified date, which date falls on a Saturday, Sunday or legal holiday, the date for the performance of such act shall be postponed to the next succeeding regular business day following such Saturday, Sunday or legal holiday.

13. <u>No Third Party Beneficiary</u>. Except for the parties to this Agreement and their respective successors and assigns, nothing expressed or implied in this Agreement is intended, or will be construed, to confer upon or give any person other than the parties hereto and their respective successors and assigns any rights or remedies under or by reason of this Agreement.

IN WITNESS WHEREOF, intending to be legally bound hereby, each of the undersigned has duly executed and delivered this Contribution Agreement as of the day and year first above written.

NASCO HOLDINGS, INC.

By: /s/ Steven B. Lapin
    President

SIC SECURITIES CORP.

By: /s/ Steven B. Lapin
    Vice President

GENEVE CORPORATION

By: /s/ Steven B. Lapin
    President

LRTA, INC.

By: /s/Steven B. Lapin
    President

**Exhibit (c)**

[Form of Notice of Merger]

Dear Aristotle Stockholder:

On or about                    , 2009, Aristotle Acquisition Corporation ("Acquisition Co.") intends to take The Aristotle Corporation ("Aristotle") private through a "short-form" merger.  The purposes of this letter, the Schedule 13E-3 Transaction Statement and the Notice of Availability of Appraisal Rights that accompanies this letter are to:

- tell you more about the merger;

- explain why we think that the (i) $5.50 per share in cash, without interest, that you will receive in the merger for your shares of Aristotle Common Stock (the "Common Stock Merger Price") and/or (ii) $7.00 per share in cash, without interest, plus accrued and unpaid dividends to the Effective Date (as hereinafter defined) (the "Series I Preferred Stock Merger Price"), that you will receive in the merger for your shares of Aristotle Series I Preferred Stock, is, in each case, fair consideration; and let you know about your rights for an appraisal hearing under Delaware law.

Neither you nor Aristotle's Board of Directors is being asked to approve the merger.  Under Delaware law, Acquisition Co. owns a sufficient number of shares to cause the merger to occur.  After the merger, the stockholders of Acquisition Co. will be the only stockholders of Aristotle.  In the merger, which we hope will occur on            , 2009 or as soon thereafter as possible (the "Effective Date"), you will receive, as of such date, (i) the Common Stock Merger Price upon surrender of the certificate(s) for each share of Aristotle Common Stock that you own and/or (ii) the Series I Preferred Stock Merger Price upon surrender of the certificate(s) for each share of Aristotle Series I Preferred Stock that you own.

If you do not believe that the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as the case may be, is a fair price for your shares, you can follow the procedures described in the Schedule 13E-3 and the Notice of Appraisal Rights in order to exercise appraisal rights under Delaware law.  YOU SHOULD READ THE SCHEDULE 13E-3 CAREFULLY BEFORE DECIDING WHETHER TO ACCEPT THE COMMON STOCK MERGER PRICE AND/OR THE SERIES I PREFERRED STOCK MERGER PRICE, AS THE CASE MAY BE, OR TO HAVE A DELAWARE COURT DETERMINE THE FAIR VALUE OF YOUR SHARES.  The amount determined by such court may be more than, less than or the same as the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as applicable.

IF YOU ELECT TO EXERCISE YOUR APPRAISAL RIGHTS, YOU MUST NOTIFY THE COMPANY IN WRITING NO LATER THAN _____ AS PROVIDED FOR UNDER DELAWARE LAW.  YOUR FAILURE TO MAKE THE WRITTEN DEMAND PRIOR TO _____ WILL CONSTITUTE A WAIVER OF YOUR APPRAISAL RIGHTS.

Stockholders of record on the Effective Date will be mailed a Notice of Merger and a Letter of Transmittal.  Stockholders receiving such documents should carefully read them.  Detailed instructions for surrendering your stock certificates will be set forth in the Letter of Transmittal.  Please do not submit your stock certificates before you have received these documents.

After the merger, the Common Stock and Series I Preferred Stock will not be publicly traded.  Aristotle also will not be required to file reports with the Securities and Exchange Commission.  In addition, the merger will have Federal income tax consequences for you, and you should consult with your tax advisor in order to understand fully how the merger will affect you.

Sincerely yours,
LRTA, INC.

_____

# FORM OF NOTICE OF

## AVAILABILITY OF APPRAISAL RIGHTS

_____ [   ], 2009

To the Holders of Common Stock and Series I Preferred Stock of The Aristotle Corporation:

NOTICE IS HEREBY GIVEN, pursuant to Sections 253(d) and 262(d)(2) of the General Corporation Law of the State of Delaware (the " DGCL "), it is anticipated that on or about ____, 2009  (the "Effective Date"), LRTA, Inc ("Acquisition Co."), a Delaware corporation, will be merged with and into The Aristotle Corporation ("Aristotle"), a Delaware corporation, pursuant to the short-form merger provisions of the DGCL (the proposed merger of Acquisition Co. with and into Aristotle is hereinafter the "Merger").  Immediately prior to the Effective Date, Acquisition Co. will own more than 90% of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Aristotle.  Accordingly, under applicable Delaware law, no action by the stockholders of Aristotle (other than Acquisition Co.) will be required for the Merger to become effective.

Pursuant to the terms of the Merger, (i) each share of Common Stock (A) not owned by Acquisition Co. and (B) as to which appraisal rights are not exercised (as described in the Transaction Statement on Schedule 13E-3, as amended (the "Schedule 13E-3") will be cancelled and automatically converted into the right to receive $5.50 per share in cash, without interest (the "Common Stock Merger Price"); and (ii) each share of Series I Preferred Stock, par value $0.01 per share (the "Series I Preferred Stock") (A) not owned by Acquisition Co., or any of its parent corporations (Acquisition Co. and the parent corporations are hereinafter collectively, the "Filing Persons") and (B) as to which appraisal rights are not exercised (as described in the Schedule 13E-3), will be cancelled and automatically converted into the right to receive $7.00 per share in cash, without interest, plus accrued and unpaid dividends to the Effective Date (the "Series I Preferred Stock Merger Price"); in addition to the regular semi-annual dividend of $.33 per share of Series I Preferred Stock which was paid on September __, 2009 (to holders of record on September __, 2009), it is expected that an approximate additional $___ per share in dividends will have accrued and been unpaid as of the Effective Date.  The Common Stock Merger Price and the Series I Preferred Stock Merger Price will be paid upon surrender of the certificates for each share of Common Stock and Series I Preferred Stock, as the case may be.  Outstanding stock options not exercised prior to the Effective Date will be cancelled and exchanged into the right to receive the Common Stock Merger Price, less the option exercise price (and any applicable withholding taxes).  As a result of the Merger, the separate corporate existence of Acquisition Co. will be terminated, and the other Filing Persons will be the only stockholders of Aristotle.

Following the Merger, you will receive a Letter of Transmittal that will provide you with instructions on exchanging your shares of Common Stock and/or Series I Preferred Stock for the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as the case may be.  Please read and follow carefully the instructions set forth in the Letter of Transmittal to obtain payment for your shares of Common Stock and/or Series I Preferred Stock.  Please do not transmit your stock certificates before receiving the Letter of Transmittal.

Under Sections 253 and 262 of the DGCL, Aristotle stockholders (other than the Filing Persons) who follow the procedures specified in Section 262 of the DGCL have the right to seek an appraisal of the "fair value" (as defined pursuant to Section 262 of the DGCL) of their respective shares of Common Stock and/or Series I Preferred Stock, as the case may be, in the Delaware Court of Chancery.  The value determined by the Delaware Court of Chancery for the shares of Common Stock and/or Series I Preferred Stock, may be more than, less than or the same as the Common Stock Merger Price and/or the Series I Preferred Stock Merger Price, as the case may be, offered in the Merger.  In order to qualify for these rights, you must make a written demand for appraisal within 20 days after the date of mailing of this Notice of Appraisal Rights and otherwise comply with the procedures for exercising appraisal rights set forth in the DGCL.  A summary of your appraisal rights in connection with the Merger is set forth below and in Item 4 of the Schedule 13E-3; however, the summary contained below and in the Schedule 13E-3 is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is set forth as Appendix A hereto.  Any failure to comply with the terms of Section 262 of the DGCL will result in an irrevocable loss of your appraisal rights.  You should carefully read Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in Section 262 of the DGCL will result in a loss of appraisal rights.  YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE APPRAISAL RIGHTS AVAILABLE TO ARISTOTLE STOCKHOLDERS, AND THE PROCESS TO PERFECT YOUR APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

*Appraisal Procedure*

This Notice of Appraisal Rights affords you the notice required by Section 262(d)(2) of the DGCL.  The right to appraisal will be lost unless it is perfected by full and precise satisfaction of the requirements of Section 262 of the DGCL, the text of which is set forth in full in Appendix A attached to this Notice of Appraisal Rights.  In order to perfect your appraisal rights you must prepare and deliver a written demand for appraisal as described below.

Under the DGCL, record holders of shares of Common Stock and/or Series I Preferred Stock, as of _____, 2009 (the "Record Date")  who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their shares of Common Stock and/or Series I Preferred Stock, as the case may be, appraised by the Court of Chancery of the State of Delaware and to receive payment of the fair value of their shares of Common Stock and/or Series I Preferred Stock, as the case may be, together with interest, if any, as determined by such court.  The fair value as determined by the Delaware court is exclusive of any element of value arising from the accomplishment or expectation of the Merger.  The following is a summary of certain of the provisions of Section 262 of the DGCL and is qualified in its entirety by reference to the full text of Section 262 of the DGCL, a copy of which is attached hereto as Appendix A.

You have the right, on or prior to _____, 2009 (i.e., within 20 days after the date of this Notice of Appraisal Rights written above), to demand in writing from Aristotle an appraisal of your shares of Common Stock and/or Series I Preferred Stock, as the case may be.  Such demand will be sufficient if it reasonably informs Aristotle of the identity of the stockholder making the demand and that the stockholder intends thereby to demand an appraisal of the fair value of his or her shares of Common Stock and/or Series I Preferred Stock, as the case may be.  Failure to make such a timely demand will foreclose your right to appraisal.  All written demands for appraisal of shares of Common Stock and/or Series I Preferred Stock, as the case may be, should be sent or delivered to Aristotle at the following address:

The Aristotle Corporation
96 Cummings Point Road
Stamford, CT 06902
Attention: General Counsel
Facsimile: (203) 358-0179

Only a holder of record of shares of Common Stock and/or Series I Preferred Stock, as the case may be, as of the Record Date, or a person duly authorized and explicitly purporting to act on his, her, or its behalf, is entitled to assert appraisal rights for the shares of Common Stock and/or Series I Preferred Stock, as the case may be, registered in that holder's name.  A demand for appraisal should be executed by or on behalf of the holder of record fully and correctly, as the holder's name appears on the stock certificate(s).

A beneficial owner of shares of Common Stock and/or Series I Preferred Stock, as the case may be, held in "street name" who desires appraisal should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of such shares.  Securities held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security deposit, such as The Depository Trust Company ("DTC"), Cede & Co., Philadelphia and others.  Any beneficial owner desiring appraisal who holds shares of Common Stock and/or Series I Preferred Stock, as the case may be, through a brokerage firm, bank or other financial institution is responsible for ensuring that any demand for appraisal is made by the record holder of such shares.  The beneficial owner of such shares of Common Stock and/or Series I Preferred Stock, as the case may be, who desires appraisal should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of such shares, which may be the nominee of a central security depository if the shares of Common Stock and/or Series I Preferred Stock, as the case may be, have been so deposited.  As required by Section 262 of the DGCL, a demand for appraisal must reasonably inform Aristotle of the identity of the holder(s) of record (which may be a nominee as described above) and of such holder's intention thereby to demand appraisal of such shares of Common Stock and/or Series I Preferred Stock, as the case may be.

A demand for appraisal signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, or other person acting in a fiduciary or representative capacity must identify the record owner(s) and must be signed in such person's fiduciary or representative capacity. If the shares of Common Stock and/or Series I Preferred Stock, as the case may be, are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners.

A record holder such as a broker holding shares of Common Stock and/or Series I Preferred Stock, as the case may be, as nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners; in such case, the written demand should set forth the number of shares of Common Stock and/or Series I Preferred Stock, as the case may be, as to which appraisal is sought and where no number of shares of Common Stock and/or Series I Preferred Stock, as the case may be, is expressly mentioned, the demand will be presumed to cover all shares of Common Stock and/or Series I Preferred Stock, as the case may be, held in the name of the record owner.

Within 120 calendar days after the Effective Date, Aristotle, or any stockholder entitled to appraisal rights under Section 262 of the DGCL who has complied with the foregoing procedures and who has not effectively withdrawn such stockholder's demand, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Common Stock and/or Series I Preferred Stock, as the case may be, of all such stockholders. In addition, a beneficial owner of shares of Common Stock and/or Series I Preferred Stock, as the case may be, as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, file such a petition. Aristotle is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the shares of Common Stock or Series I Preferred Stock. Accordingly, a stockholder desiring to file such a petition is advised to file the petition on a timely basis unless the stockholder receives notice that a petition already has been filed by Aristotle or another stockholder seeking appraisal. If within the 120-day period, no petition shall have been filed as provided above, all rights to appraisal will cease and all of the stockholders who sought appraisal will become entitled to receive the Common Stock Merger Price and/or the Series I Preferred Stock Merger Prices, as the case may be, in each case, without interest thereon.

Upon the filing of any such petition by a stockholder seeking appraisal, service of a copy thereof shall be made upon Aristotle, which shall within twenty (20) days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all Aristotle stockholders who have demanded appraisal of their shares of Common Stock and/or Series I Preferred Stock, as the case may be, and with whom agreements as to the value of such shares have not been reached by Aristotle.

Within 120 calendar days after the Effective Date, any stockholder of record who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from Aristotle a statement setting forth the aggregate number of shares of Common Stock and/or Series I Preferred Stock, as the case may be, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 calendar days after a written request therefor has been received by Aristotle or within 10 calendar days after the expiration of the period for the delivery of demands for appraisal, whichever is later. In addition, a beneficial owner of shares of Common Stock and/or Series I Preferred Stock, as the case may be, as to which demand has been properly made and not effectively withdrawn, where such shares are held in a voting trust or by a nominee on behalf of such beneficial owner, may, in his, her, or its own name, request such written statement.

Upon the filing of the petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to Aristotle and all of the stockholders shown on the verified list. Such notice also shall be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by Aristotle.

If a hearing on the petition is held, the Delaware Court of Chancery shall determine which stockholders are entitled to an appraisal of their shares of Common Stock and/or Series I Preferred Stock, as the case may be. The Court shall conduct the appraisal proceeding in accordance with the Court's rules, including any rules specifically governing appraisal proceedings. The Court will appraise the fair value of the shares of Common Stock and/or Series I Preferred Stock, as the case may be, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their shares of Common Stock and/or Series I Preferred Stock, as the case may be, as determined under Section 262 of the DGCL could be more than, less than or the same as, the amount per share of Common Stock and/or Series I Preferred Stock, as the case may be, that they would otherwise receive if they did not seek appraisal of such shares. The determination of the "fair value" of the shares of Common Stock and/or Series I Preferred Stock, as the case may be, shall be based upon all factors deemed relevant by the Delaware Court of Chancery. The Court will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of Common Stock and/or Series I Preferred Stock, as the case may be, have been appraised. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest on the amount determined to be the fair value shall accrue from the Effective Date of the Merger through the date of the payment of the judgment, shall be compounded quarterly, and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the Effective Date and the date of payment of the judgment. The costs of the action may be determined by the Court and taxed upon the parties as the Court deems equitable. The Court may also order that all or a portion of the expenses incurred by any holder of shares of Common Stock and/or Series I Preferred Stock, as the case may be, in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all such shares entitled to appraisal.

The Court may require stockholders who have demanded an appraisal and who hold shares of Common Stock and/or Series I Preferred Stock, as the case may be, represented by certificates to submit their certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. If any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

Upon application by Aristotle or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the verified list and who has submitted his, her or its certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he, she, or it is not entitled to appraisal rights.

The Delaware Court of Chancery shall direct the payment of the fair value of the shares of Common Stock and/or Series I Preferred Stock, as the case may be, together with interest, if any, by Aristotle to the stockholders entitled thereto. Payment shall be so made to each such stockholder upon the surrender to Aristotle of his, her, or its certificates. The Court's decree may be enforced as other decrees in the Court may be enforced. No appraisal proceeding in the Court shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon terms which the Court deems just. This shall not, however, affect the right of a stockholder who has not commenced an appraisal proceeding as to the shares of Common Stock and/or Series I Preferred Stock, as the case may be, or joined such an appraisal proceeding as a named party, to withdraw his, her, or its demand for appraisal within 60 days after the Effective Date and to accept, as the case may be, the Common Stock Merger Price or the Series I Preferred Stock Merger Price.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the Effective Date, be entitled to vote the shares of Common Stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on the shares of Common Stock and/or Series I Preferred Stock, as the case may be, (except dividends or other distributions payable to holders of record of such shares, as of a date prior to the Effective Date).

If any stockholder who demands appraisal of shares of Common Stock and/or Series I Preferred Stock, as the case may be, under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, the right to appraisal, as provided in the DGCL, the shares of Common Stock and/or Series I Preferred Stock, as the case may be, of such holder will be converted into the right to receive only, as the case may be, the Common Stock Merger Price or the Series I Preferred Stock Merger Price.  A stockholder will fail to perfect, or effectively lose, the right to appraisal if no petition is filed within 120 calendar days after the Effective Date.  An appraisal demand may be withdrawn by a stockholder within sixty (60) days after the Effective Date without the approval of Aristotle, or thereafter with the approval of Aristotle; provided that the stockholder shall not have commenced an appraisal proceeding with respect to the shares of Common Stock and/or Series I Preferred Stock, as the case may be, or joined such a proceeding as a named party.  Upon the effective withdrawal of an appraisal demand by a stockholder, such stockholder will be entitled to receive only , as the case may be, the Common Stock Merger Price or the Series I Preferred Stock Merger Price.  Once a petition for appraisal has been filed, such appraisal proceeding may not be dismissed as to any stockholder without the approval of the Court.

The foregoing summary does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise their appraisal rights and is qualified in its entirety by express reference to Section 262 of the DGCL, the full text of which is attached hereto as Appendix A.  You should carefully read Section 262 of the DGCL, particularly the procedural steps required to perfect appraisal rights, because failure to strictly comply with the procedural requirements set forth in Section 262 of the DGCL will result in a loss of appraisal rights.  YOU ARE URGED TO CONSULT WITH YOUR OWN ATTORNEY REGARDING THE APPRAISAL RIGHTS AVAILABLE TO ARISTOTLE STOCKHOLDERS, AND THE PROCESS TO PERFECT YOUR APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL.

**YOU ARE URGED TO READ APPENDIX A IN ITS ENTIRETY SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.**

Please contact Acquisition Co. at the address below for additional copies of this Notice of Appraisal Rights or if you have any questions regarding the matters set forth herein:


LRTA, INC.
96 Cummings Point Road,
Stamford, CT 06902
Attention: General Counsel
Facsimile: (203) 358-0179


*Additional Information*

In connection with the Merger, Acquisition Co. and certain of its affiliates filed with the U.S. Securities and Exchange Commission (the "SEC") the Schedule 13E-3, which was mailed to the stockholders of Aristotle along with this Notice of Appraisal Rights.

In making their decisions as to the exercise of appraisal rights, stockholders are urged to review the Schedule 13E-3 and all related materials.  A copy of the Schedule 13E-3 is enclosed herewith.  In addition, copies of the Schedule 13E-3, including all amendments and supplements thereto, can be obtained at Acquisition Co.'s expense from Acquisition Co. if you are a bank or a broker.  Finally, the Schedule 13E-3 is also available for free on the SEC's website at http://www.sec.gov.

Aristotle is subject to the informational and reporting requirements of the Securities Exchange Act of 1934 and in accordance therewith files and furnishes periodic and current reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters.  Such periodic and current reports, proxy statements and other information may be read and copied at the SEC's Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Aristotle's filings with the SEC are also available to the public from commercial document-retrieval services and on the website maintained by the SEC at http://www.sec.gov.


Very truly yours,
LRTA, INC.
